Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Gravitas Education Holdings, Inc.,

Bright Sunlight Limited,

Best Assistant Education Online Limited,

and

solely for purposes of Sections 7.1(d) and 7.4(b),

NetDragon Websoft Holdings Limited

dated as of April 18, 2023

TABLE OF CONTENTS

Article I DEFINITIONS		4
1.1	Defined Terms	4
Article II THE MERGER		25
2.1	Pre-Closing Actions	25
2.2	The Merger	25
2.3	Closing	26
2.4	Effective Time	26
2.5	Effect of Merger	26
2.6	Governing Documents	26
2.7	Directors and Officers	26
Article III TREATMENT OF SECURITIES		27
3.1	Treatment of Shares	27
3.2	Treatment of GEHI Equity Awards	27
3.3	Dissenting Shares	28
3.4	Exchange Procedures	29
3.5	Issuance of the Closing Number of Securities	29
3.6	GEHI Financing Certificate	30
3.7	Closing Calculations	30
3.8	Withholding Taxes	31
3.9	Taking of Necessary Action; Further Action	31
3.10	Transaction Expenses	32
3.11	Dividend	32
Article IV REPRESENTATIONS AND WARRANTIES OF the eLMTree Parties		32
4.1	Organization and Qualification	32
4.2	eLMTree Subsidiaries	33
4.3	Capitalization of eLMTree	34
4.4	Authority Relative to this Agreement	35
4.5	No Conflict; Required Filings and Consents	36
4.6	Compliance; Approvals	36
4.7	Financial Statements	37
4.8	No Undisclosed Liabilities	38

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4.9	Absence of Certain Changes or Events	38
4.10	Litigation	38
4.11	Employee Benefit Plans	39
4.12	Labor Matters	41
4.13	Real Property; Tangible Property	43
4.14	Taxes	44
4.15	Brokers; Third Party Expenses	46
4.16	Intellectual Property; Privacy	47
4.17	Agreements, Contracts and Commitments	49
4.18	Insurance	51
4.19	Interested Party Transactions	51
4.20	Information Supplied	51
4.21	Anti-Bribery; Anti-Corruption	52
4.22	International Trade; Sanctions	53
4.23	Customers and Suppliers	53
4.24	Disclaimer of Other Warranties	54
Article V REPRESENTATIONS AND WARRANTIES OF GEHI AND MERGER SUB		55
5.1	Organization and Qualification	55
5.2	GEHI Subsidiaries	55
5.3	Capitalization	57
5.4	Authority Relative to this Agreement	59
5.5	No Conflict; Required Filings and Consents	59
5.6	Compliance; Approvals	60
5.7	GEHI SEC Reports and Financial Statements	60
5.8	Absence of Certain Changes or Events	63
5.9	Litigation	63
5.10	Employee Benefit Plans	63
5.11	Labor Matters	65
5.12	Real Properties	67
5.13	Taxes	68
5.14	Brokers	70
5.15	Intellectual Property; Privacy	70
5.16	Agreements, Contracts and Commitments	72
5.17	Insurance	75
5.18	Interested Party Transactions	75
5.19	Information Supplied	75
5.20	Anti-Bribery; Anti-Corruption	75
5.21	International Trade; Sanctions	76
5.22	Customers and Suppliers	77
5.23	GEHI Listing	77
5.24	GEHI Divestiture	77
5.25	Opinion of Financial Advisor	78
5.26	Disclaimer of Other Warranties	79

Article VI CONDUCT PRIOR TO THE CLOSING		79
6.1	Conduct of Business by eLMTree	79
6.2	Conduct of Business by the GEHI Group Companies	83
6.3	Requests for Consent	86
Article VII ADDITIONAL AGREEMENTS		87
7.1	Proxy Statement; Special Meeting; Shareholder Approvals	87
7.2	Listing Application; Listing	91
7.3	Certain Regulatory Matters	92
7.4	Other Filings; Press Release	93
7.5	Confidentiality; Communications Plan; Access to Information	94
7.6	Reasonable Best Efforts	95
7.7	No GEHI Securities Transactions	96
7.8	Disclosure of Certain Matters	96
7.9	No Solicitation	96
7.10	Director and Officer Indemnification and Insurance	97
7.11	Tax Matters	99
7.12	Interim Transaction Financing	99
7.13	ACP Bond Purchase Agreement; GEHI Divestiture Agreement; GEHI Share Purchase Agreement	100
7.14	Board of Directors	102
7.15	Financial Statements	102
7.16	eLMTree Restructuring	103
7.17	Assured Entitlement Distribution	103
7.18	General Lock-Up Agreement	103

Article VIII CONDITIONS TO THE TRANSACTION		104
8.1	Conditions to Obligations of Each Party’s Obligations	104
8.2	Additional Conditions to Obligations of the eLMTree Parties	105
8.3	Additional Conditions to the Obligations of GEHI	106
Article IX TERMINATION		106
9.1	Termination	106
9.2	Notice of Termination; Effect of Termination	108
Article X NO SURVIVAL		108
10.1	No Survival	108
Article XI GENERAL PROVISIONS		108
11.1	Notices	108
11.2	Interpretation	110
11.3	Counterparts; Electronic Delivery	110
11.4	Entire Agreement; Third Party Beneficiaries	111
11.5	Severability	111
11.6	Other Remedies; Specific Performance	111
11.7	Governing Law	112
11.8	Consent to Jurisdiction; Waiver of Jury Trial	112
11.9	Rules of Construction	113
11.10	Expenses	113
11.11	Assignment	113
11.12	Amendment	113
11.13	Extension; Waiver	113
11.14	No Recourse	114
11.15	Disclosure Letters and Exhibits	114

EXHIBITS

Exhibit A	Form of Registration Rights Agreement
Exhibit B-1	Form of Insider Lock-Up Agreement
Exhibit B-2	Form of General Lock-Up Agreement
Exhibit B-3	Form of Existing Shareholder Lock-Up Agreement
Exhibit C	Form of Plan of Merger
Exhibit D	Form of GEHI A&R MAA
Exhibit E	Form of Joinder
Exhibit F	Net Cash Calculation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of April 18, 2023 (this “Agreement”), by and among (i) Gravitas Education Holdings, Inc., a Cayman Islands exempted company (“GEHI”), (ii) Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of GEHI (“Merger Sub”), (iii) Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”), and (iv) solely for purposes of Sections 7.1(d) and 7.4(b), NetDragon Websoft Holdings Limited, a Cayman Islands exempted company (“NetDragon”). Each of GEHI, Merger Sub, Best Assistant, NetDragon (solely for purposes of Sections 7.1(d) and 7.4(b)) and eLMTree (as defined below and after its execution of the Joinder) will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, GEHI is a company listed on the New York Stock Exchange (the “NYSE”);

WHEREAS, in anticipation of the Merger (as defined below), GEHI has caused Merger Sub to be formed;

WHEREAS, Best Assistant intends to, in accordance with the terms hereof, (i) incorporate a Cayman Islands exempted company limited by shares (“eLMTree”) as its direct or indirect wholly owned subsidiary, and (ii) transfer to eLMTree 100% of the equity interests in (a) Promethean World Limited, a company incorporated in England and Wales with limited liability (“Promethean”), which in turn indirectly holds 100% of the equity interests in Edmodo, LLC, a limited liability company incorporated under the laws of Delaware (“Edmodo”), (b) Elernity (Thailand) Co., Ltd, a company incorporated in Thailand (“Elernity”), and (c) Sky Knight Investments Limited, a company incorporated in the British Virgin Islands (“Sky Knight”) (clauses (i) and (ii), together, the “eLMTree Restructuring”);

WHEREAS, the Parties intend to effect the Merger upon the terms and conditions set forth in this Agreement whereby Merger Sub shall be merged with and into eLMTree (the “Merger”), with eLMTree being the Surviving Sub (as defined below) and becoming a direct wholly owned subsidiary of GEHI;

WHEREAS, it is contemplated that upon the Closing, GEHI shall be renamed as “Mynd.ai, Inc.” or such other name as determined by the eLMTree Parties (as defined below) in connection with the adoption of the GEHI A&R MAA (as defined below), and shall trade publicly on the NYSE under a new ticker symbol as designated by Best Assistant;

WHEREAS, the board of directors of GEHI (the “GEHI Board”), acting upon the unanimous recommendation of a special committee established by the GEHI Board (the “GEHI Special Committee”), has unanimously (i) determined that it is fair to, and in the best interests of, GEHI and its shareholders, for GEHI to enter into this Agreement and to consummate the Transactions contemplated under this Agreement and the GEHI Divestiture Agreement, including the Merger and the GEHI Divestiture, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger and the GEHI Divestiture, and (iii) determined to recommend that the shareholders of GEHI vote to approve the GEHI Shareholder Matters (as defined below) (the “GEHI Board Recommendation”);

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WHEREAS, the board of directors of Best Assistant has unanimously (i) determined that the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Best Assistant and its shareholders, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend that the shareholders of Best Assistant vote to adopt this Agreement and approve the Merger and such other Transactions;

WHEREAS, pursuant to that certain Shareholders and Bondholders Agreement of Best Assistant, dated March 9, 2020, the Best Assistant Requisite Stakeholders have adopted applicable resolutions dated as of or prior to the date hereof approving the execution, delivery and performance of this Agreement by Best Assistant and the consummation by Best Assistant of the Transactions contemplated hereby, including the eLMTree Restructuring, the Best Assistant Redemption and the Merger, and adopting this Agreement (the “Best Assistant Resolutions”);

WHEREAS, the board of directors of NetDragon, has unanimously (i) determined that the Transactions, including the eLMTree Restructuring, the Best Assistant Redemption and the Merger, are advisable and fair to, and in the best interests of, NetDragon and its shareholders, (ii) approved this Agreement, the Transactions (including the eLMTree Restructuring, the Best Assistant Redemption and the Merger) and the agreements to be entered into in connection herewith and deemed this Agreement advisable and (iii) determined to recommend that the shareholders of NetDragon vote to approve the adoption of this Agreement and approval of the Transactions (the “NetDragon Shareholder Matters”);

WHEREAS, GEHI, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by the Merger Sub of this Agreement and the Plan of Merger and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (each, a “GEHI Voting Agreement Signatory”) is entering into a voting agreement (as may be amended or restated, the “GEHI Voting Agreement”) under which each such GEHI Voting Agreement Signatory agrees to vote as shareholder of GEHI in favor of the GEHI Shareholder Matters pursuant to the terms and conditions of the GEHI Voting Agreement;

WHEREAS, as a condition to the willingness of, and an inducement to, GEHI to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, DJM Holdings Ltd. is entering into a voting agreement (as may be amended or restated, the “NetDragon Voting Agreement” and, together with the GEHI Voting Agreement, the “Voting Agreements”) under which DJM Holding Ltd. agrees to vote as shareholder of NetDragon in favor of the NetDragon Shareholder Matters, pursuant to the terms and conditions of the NetDragon Voting Agreement;

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WHEREAS, immediately prior to the Closing, through one or a series of transactions, the interests in Best Assistant held by all existing shareholders of Best Assistant (other than one ordinary share in Best Assistant held by NetDragon Websoft, Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly owned subsidiary of NetDragon) will be exchanged for certain eLMTree Ordinary Shares, as set forth in more details in the Best Assistant Resolutions (the “Best Assistant Redemption”);

WHEREAS, in connection with the consummation of the Merger, certain persons named therein will enter into a Registration Rights Agreement (as may be amended or restated, the “Registration Rights Agreement”) in the form attached hereto as Exhibit A;

WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, ND BVI (the “Insider Lock-Up Signatory”) is entering into a lock-up agreement, in substantially the form of Exhibit B-1 attached hereto (the “Insider Lock-Up Agreement”) with respect to the GEHI Ordinary Shares held by such Insider Lock-Up Signatory on or immediately after the Effective Time;

WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of Best Assistant are each entering into a lock-up agreement, in substantially the form attached hereto as Exhibit B-2 (each such agreement, as may be amended or restated, a “General Lock-Up Agreement”) with respect to the GEHI Ordinary Shares held by such Person on or immediately after the Effective Time, and Best Assistant will use commercially reasonable efforts to procure that each of its other shareholders (except for the Insider Lock-Up Signatory) enter into the General Lock-Up Agreement with GEHI;

WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of GEHI are each entering into a lock-up agreement, in substantially the form of Exhibit B-3 attached hereto (each such agreement, as may be amended or restated, an “Existing Shareholder Lock-Up Agreement”; and together with the Insider Lock-Up Agreement and the General Lock-Up Agreements, the “Lock-Up Agreements” and each, a “Lock-Up Agreement”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, GEHI, on the one hand, and Rainbow Companion, Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Divestiture Purchaser”), on the other hand, are entering into that certain Share Purchase Agreement (as may be amended or restated, the “GEHI Divestiture Agreement”), dated as of the date hereof, pursuant to which the Divestiture Purchaser will purchase from GEHI, and GEHI will sell to the Divestiture Purchaser, all the equity interests held by GEHI directly or indirectly in the Divested Subsidiaries (as defined below), which constitutes GEHI’s education businesses in the PRC (the “Divested Business”; and such purchase and sale, the “GEHI Divestiture”) pursuant to the terms thereof;

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WHEREAS, contemporaneously with the execution and delivery of this Agreement, ND BVI, on the one hand, and Ascendent Rainbow (Cayman) Limited, Trump Creation Limited, China Growth Limited, Joy Year Limited, and Bloom Star Limited, (collectively, the “Secondary Sellers”), on the other hand, are entering into that certain Share Purchase Agreement (as may be amended or restated, the “GEHI Share Purchase Agreement”), dated as of the date hereof, pursuant to which ND BVI will purchase from the Secondary Sellers, and the Secondary Sellers will sell to ND BVI, certain GEHI Shares (such purchase and sale, the “GEHI Secondary Sale”) pursuant to the terms thereof; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Nurture Education (Cayman) Limited (“ACP”), Best Assistant and GEHI are entering into that certain Bond Purchase Agreement (as may be amended or restated, the “ACP Bond Purchase Agreement”), dated as of the date hereof, pursuant to which ACP will purchase from GEHI, and GEHI will sell to ACP, certain convertible bonds to be issued by GEHI (the “ACP PubCo Bonds”) pursuant to the terms thereof.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1            Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means U.S. GAAP or HKFRS (as applicable) as in effect at the date of the financial statement to which it refers or if there is no such reference, then the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the relevant Person in the preparation of the latest audited financial statements of such Person.

“ACP” shall have the meaning set forth in the Recitals hereto.

“ACP Bond Purchase Agreement” shall have the meaning set forth in the Recitals hereto.

“ACP PubCo Bonds” shall have the meaning set forth in the Recitals hereto.

“Additional GEHI SEC Reports” shall have the meaning set forth in Section 5.7(a).

“ADS” means the American depositary shares of GEHI, each representing twenty (20) GEHI Class A Share.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

4

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.21(a).

“Antitrust Laws” mean the HSR Act, the Clayton Antitrust Act of 1914, the Sherman Act of 1890, the Federal Trade Commission Act of 1914 and all other U.S. or non-U.S. antitrust, competition or other Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade through mergers, acquisitions or other transactions.

“Approvals” shall have the meaning set forth in Section 4.6.

“Assured Entitlement Distribution” shall have the meaning set forth in Section 7.17.

“Best Assistant” shall have the meaning set forth in the Preamble hereto.

“Best Assistant Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Best Assistant Redemption” shall have the meaning set forth in the Recitals hereto.

“Best Assistant Requisite Stakeholders” shall mean (i) the holders of more than fifty percent (50%) of the issued and outstanding ordinary shares of Best Assistant, (ii) the holders of more than fifty percent (50%) of the voting power of the issued and outstanding series A preferred shares of Best Assistant, (iii) the holder(s) of more than fifty percent (50%) of the voting power of the issued and outstanding series B preferred shares of Best Assistant, and (iv) holders of the bonds issued pursuant to the Secured Convertible and Exchangeable Redeemable Bonds in the principal amount of US $150 million issued by Best Assistant on March 9, 2020 (the “Existing ACP Bonds”) representing more than 50% of the total principal amount of all the Existing ACP Bonds outstanding.

“Best Assistant Resolutions” shall have the meaning set forth in the Recitals hereto.

5

“Best Assistant Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by any eLMTree Group Company or Best Assistant prior to and through the Closing Date in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all costs, fees and expenses payable by NetDragon to Deloitte Touche Tohmatsu Limited (including its Affiliates, “Deloitte”) in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions; (c) all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable by any eLMTree Group Company that become payable solely in connection with the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (d) all transaction, deal, brokerage, financial advisory or any similar fees payable by the eLMTree Group Companies or Best Assistant in connection with the consummation of the Transactions; (e) all costs, fees and expenses related to the eLMTree D&O Tail, (f) all bonuses and other incentive payments payable to employees and consultants of Best Assistant, NetDragon or their respective Affiliates in connection with the Transactions of no more than $1,000,000; (g) all Regulatory Filing Fees; provided that, (x) the aggregate amount under (a) through (g) above shall not exceed $15,550,000 and (y) all costs, fees and expenses related to the eLMTree Restructuring, Best Assistant Redemption, Edmodo Restructuring or CFIUS proceedings to the extent unrelated to the Completion of CFIUS Process (if any), regardless of when paid, and whether or not due and payable as of the Closing, shall not be “Best Assistant Transaction Costs” for purpose of this Agreement and shall, for the avoidance of doubt, be borne solely by Best Assistant unless otherwise specified herein (including pursuant to Section 7.11).

“Bond Closing” shall have the meaning set forth in Section 8.1(g).

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, Hong Kong or the Cayman Islands are authorized or required by Legal Requirements to close.

“CARES Act” shall mean The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020), and applicable rules and regulations.

“Cash Requirement” with respect to (i) eLMTree, means that the eLMTree Working Capital equals or exceeds $25,000,000; and (ii) GEHI, means that the Net Cash of GEHI equals or exceeds $15,000,000.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Change in Recommendation” shall have the meaning set forth in Section 7.1(c).

“Circular” shall have the meaning set forth in Section 7.1(d)(ii).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Payments Schedule” shall have the meaning set forth in Section 3.7.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

6

“Completion of CFIUS Process” means that any of the following shall have occurred: (a) the applicable Parties shall have received written notice from CFIUS that review under Section 721 has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions contemplated by this Agreement, and have informed the Parties that action under Section 721 has been concluded with respect to the Transactions and the other transactions contemplated by this Agreement; (b) the Parties shall have received written notice from CFIUS that the Transactions contemplated by this Agreement are not a “covered transaction” pursuant to Section 721 and are not subject to review or investigation under Section 721; or (c) CFIUS shall have sent a report to the President of the United States (hereinafter referred as the “President”) requesting the President’s decision on the Joint Notice and either (i) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transactions contemplated by this Agreement shall have expired without any such action being threatened, announced or taken, or (ii) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions contemplated by this Agreement.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made by GEHI or eLMTree in good faith), in connection with or in response to COVID-19.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of items subject to the Customs & International Trade Laws.

“Customs & International Trade Laws” shall mean any applicable import, customs and trade, export and anti-boycott laws, rules, or regulations of any jurisdiction in which GEHI, eLMTree or any of their respective Subsidiaries is incorporated or does business, including, but not limited to: (i) the laws, rules, and regulations administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (including the Bureau of Industry and Security and the International Trade Administration), the U.S. International Trade Commission, the U.S. Department of State (including the Directorate of Defense Trade Controls) and their predecessor agencies; (ii) the Tariff Act of 1930, as amended; (iii) the Export Administration Act of 1979, as amended; (iv) the Export Control Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act, as amended; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws, rules and regulations administered by the U.S. Department of Commerce; and (x) the anti-boycott laws, rules and regulations administered by the U.S. Department of the Treasury.

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“Designated Persons” shall have the meaning set forth in Section 6.3(a).

“Dissenting Shareholders” shall have the meaning set forth in Section 3.3.

“Dissenting Shares” shall have the meaning set forth in Section 3.3.

“Divested Business” shall have the meaning set forth in the Recitals hereto.

“Divested Subsidiaries” means, collectively, Precious Companion Group Limited, a limited liability company incorporated in Hong Kong, and the Business Subsidiaries (as defined in the GEHI Divestiture Agreement).

“Divestiture Purchaser” shall have the meaning set forth in the Recitals hereto.

“Edmodo” shall have the meaning set forth in the Recitals hereto.

“Edmodo Restructuring” shall mean the termination of the Edmodo.com platform and the related actions determined by an eLMTree Party to be advisable, necessary or required in connection therewith.

“Effective Time” shall have the meaning set forth in Section 2.4(b).

“Elernity” shall have the meaning set forth in the Recitals hereto.

“eLMTree” shall have the meaning set forth in the Recitals hereto.

“eLMTree Approvals” shall mean, collectively, the internal approvals required for eLMTree to approve the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, and adopt this Agreement.

“eLMTree Audited Financial Statements” shall have the meaning set forth in Section 4.7.

“eLMTree Business Combination” shall have the meaning set forth in Section 7.9(a).

“eLMTree Current Assets” means, with respect to eLMTree, the aggregate amount of cash and cash equivalents, accounts receivable, short-term investments, inventory and prepaid and other current assets of such Person; in each case, on a consolidated basis and determined in accordance with applicable Accounting Principles.

“eLMTree Current Liabilities” means, with respect to eLMTree, the aggregate amount of all trade payables and short-term loans outstanding, determined on a consolidated basis and in accordance with applicable Accounting Principles; provided that “eLMTree Current Liabilities” shall exclude Best Assistant Transaction Costs (which for the avoidance of doubt, is subject to the cap as included in the definition of Best Assistant Transaction Costs ).

8

“eLMTree D&O Indemnified Party” shall have the meaning set forth in Section 7.10(a)(i).

“eLMTree D&O Tail” shall have the meaning set forth in Section 7.10(a)(ii).

“eLMTree Data” shall have the meaning set forth in Section 4.16(d).

“eLMTree Director” shall have the meaning set forth in Section 7.14(a).

“eLMTree Employee Benefit Plan” shall mean each Employee Benefit Plan, which any eLMTree Group Company sponsors, maintains or contributes to, or to which any eLMTree Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any eLMTree Group Company may have any obligation or liability.

“eLMTree Equity Value” shall mean $750,000,000.00.

“eLMTree Existing Credit Agreement” shall mean the Loan and Security Agreement dated as of June 25, 2018 by and among Promethean, Promethean Inc., Promethean Limited and Bank of America N.A. (including all annexes, exhibits and schedules thereto and documents referenced therein), as from time to time amended, restated, supplemented or otherwise modified.

“eLMTree Foreign Plan” shall have the meaning set forth in Section 4.11(l).

“eLMTree Group Companies” shall mean eLMTree, Promethean, Elernity, Sky Knight and all of their direct and indirect Subsidiaries.

“eLMTree Insider” shall have the meaning set forth in Section 4.19.

“eLMTree Insurance Policies” shall have the meaning set forth in Section 4.18.

“eLMTree IT Systems” means the IT Systems of the eLMTree Group Companies

“eLMTree Leased Properties” shall have the meaning set forth in Section 4.13(b).

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“eLMTree Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of eLMTree and its Subsidiaries, taken as a whole, or (b) the ability of Best Assistant or eLMTree to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an eLMTree Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in applicable Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which eLMTree or any of its Subsidiaries operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an eLMTree Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the GEHI; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of eLMTree and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which eLMTree and its Subsidiaries conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether an eLMTree Material Adverse Effect has occurred.

“eLMTree Material Contract” shall have the meaning set forth in Section 4.17(a).

“eLMTree Material Customers” shall have the meaning set forth in Section 4.17(a)(ii).

“eLMTree Material Suppliers” shall have the meaning set forth in Section 4.17(a)(ii).

“eLMTree Operations” shall mean the operations of Promethean (which owns 100% of the equity interests in Edmodo), Elernity and Sky Knight, together with each of their respective Subsidiaries, on a combined basis.

“eLMTree Ordinary Shares” shall mean the ordinary shares of eLMTree.

“eLMTree Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the eLMTree Group Companies.

“eLMTree Parties” means (i) Best Assistant and (ii) eLMTree, after its execution of the Joinder.

“eLMTree Per Share Value” shall mean an amount equal to (a) the eLMTree Equity Value divided by (b) the number of Outstanding eLMTree Equity Securities.

“eLMTree Privacy Requirements” means the Privacy Requirements of the eLMTree Group Companies.

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“eLMTree Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“eLMTree Registered IP” shall have the meaning set forth in Section 4.16(a).

“eLMTree Restructuring” shall have the meaning set forth in the Recitals hereto.

“eLMTree Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“eLMTree Unaudited Financial Statements” shall have the meaning set forth in Section 4.7.

“eLMTree Working Capital” means, with respect to eLMTree, the eLMTree Current Assets minus eLMTree Current Liabilities.

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written, in each case other than any statutory benefit plan to the extent mandated by Legal Requirements.

“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with eLMTree or any of its Subsidiaries is treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA.

“Estimated GEHI Divestiture Tax” means the estimated amount of all Taxes payable in connection with or as a result of the GEHI Divestiture, which is $106,839.51.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing ACP Bonds” shall have the meaning set forth in the definition of “Best Assistant Requisite Stakeholders” in Section 1.1.

“Existing Mitigation Agreement” means the existing mitigation agreements entered into by Edmodo and NetDragon pursuant to Section 721 as required by CFIUS.

“Existing Shareholder Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.

“Financing Certificate” shall have the meaning set forth in Section 3.6.

“Fundamental Representations” shall mean:

(a) in the case of the eLMTree Parties, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); the second sentence of Section  4.2(a) (eLMTree Subsidiaries); Section 4.3 (Capitalization of eLMTree) (other than Section 4.3(h)); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); Section 4.6(b) (Compliance; Approvals) and Section 4.15 (Brokers; Third Party Expenses); and

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(b) in the case of the GEHI Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(c)); the second sentence of Section 5.2(a) (GEHI Subsidiaries); Sections 5.2(e) (GEHI Subsidiaries); Section 5.3 (Capitalization) (other than Section 5.3(h)); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents) and Section 5.14 (Brokers).

“GEHI” shall have the meaning set forth in the Preamble hereto.

“GEHI A&R MAA” shall have the meaning set forth in Section 2.1(c).

“GEHI Board” shall have the meaning set forth in the Recitals hereto.

“GEHI Board Recommendation” shall have the meaning set forth the Recitals hereto.

“GEHI Business Combination” shall have the meaning set forth in Section 7.9(b).

“GEHI Charter” means the Fifth Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on August 30, 2017 and effective on September 27, 2017.

“GEHI Class A Shares” means, prior to the adoption of the GEHI A&R MAA pursuant to the terms hereof, the class A ordinary shares of GEHI, par value US$0.001 per share, or after the adoption of the GEHI A&R MAA pursuant to the terms hereof, GEHI Ordinary Shares.

“GEHI Class B Shares” means the class B ordinary shares of GEHI, par value US$0.001 per share.

“GEHI Class B Share Conversion” shall have the meaning set forth in Section 2.1(b).

“GEHI D&O Indemnified Party” shall have the meaning set forth in Section 7.10(b)(i).

“GEHI D&O Tail” shall have the meaning set forth in Section 7.10(b)(ii).

“GEHI Data” shall have the meaning set forth in Section 5.15(d).

“GEHI Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“GEHI Divestiture” shall have the meaning set forth in the Recitals hereto.

“GEHI Divestiture Agreement” shall have the meaning set forth in the Recitals hereto.

“GEHI Employee Benefit Plan” shall mean each Employee Benefit Plan, which any GEHI Group Company sponsors, maintains or contributes to, or to which any GEHI Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any GEHI Group Company may have any obligation or liability, including the GEHI Share Plans.

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“GEHI Equity Awards” means an option, restricted share, restricted share unit or other types of award, in the form of cash or otherwise, including any GEHI Options and GEHI RSUs.

“GEHI Equity Value” means $50,000,000.

“GEHI Financial Statements” shall have the meaning set forth in Section 5.7(c).

“GEHI Group Companies” shall mean GEHI and all of its direct and indirect Subsidiaries (including Merger Sub), other than the Divested Subsidiaries.

“GEHI Insider” shall have the meaning set forth in Section 5.18.

“GEHI Insurance Policies” shall have the meaning set forth in Section 5.17.

“GEHI IT Systems” shall mean the IT Systems of the GEHI Group Companies.

“GEHI Leased Properties” shall have the meaning set forth in Section 5.12(b).

“GEHI Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of GEHI Remaining Operations, taken as a whole; or (b) the ability of the GEHI to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a GEHI Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in applicable Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the GEHI Remaining Operations operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a GEHI Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of Best Assistant; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the GEHI Remaining Operations, taken as a whole, relative to similarly situated companies in the industries in which the GEHI Remaining Operations conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a GEHI Material Adverse Effect has occurred.

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“GEHI Material Contract” shall have the meaning set forth in Section 5.16(a).

“GEHI Material Customers” shall have the meaning set forth in Section 5.16(a).

“GEHI Material Suppliers” shall have the meaning set forth in Section 5.16(a)(ii).

“GEHI Option” means an option to purchase GEHI Class A Shares granted under the GEHI Share Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“GEHI Ordinary Shares” shall mean the ordinary shares of GEHI, par value US$0.001 per share, with the rights and privileges as set forth in the GEHI A&R MAA.

“GEHI Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the GEHI Group Companies.

“GEHI Parties” shall mean GEHI and Merger Sub, and each a “GEHI Party”.

“GEHI Per Share Value” shall mean an amount equal to (a) the GEHI Equity Value, divided by (b) the number of Outstanding GEHI Equity Securities.

“GEHI Privacy Requirements” means the Privacy Requirements of the GEHI Group Companies.

“GEHI Real Property Leases” shall have the meaning set forth in Section 5.12(b).

“GEHI Registered IP” shall have the meaning set forth in Section 5.15(a).

“GEHI Remaining Operation Audited Financial Statements” shall have the meaning set forth in Section 5.7(d).

“GEHI Remaining Operation Unaudited Financial Statements” shall have the meaning set forth in Section 5.7(d).

“GEHI Remaining Operations” means the operations of GEHI and its Subsidiaries, excluding the Divested Business.

“GEHI RSU” means a restricted share unit granted under the GEHI Share Plans in accordance with the terms thereof, whether or not such restricted share unit has become vested on or prior to the Closing Date.

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“GEHI SEC Reports” shall have the meaning set forth in Section 5.7(a).

“GEHI Secondary Sale” shall have the meaning set forth in the Recitals hereto.

“GEHI Share Plans” means, collectively, GEHI’s 2009 Share Incentive Plan and GEHI’s 2017 Share Incentive Plan (each as amended from time to time), and a “GEHI Share Plan” means any one of the foregoing plans.

“GEHI Share Purchase Agreement” shall have the meaning set forth in the Recitals hereto.

“GEHI Shareholder Approval” shall mean approval of the GEHI Shareholder Matters by Special Resolution, or such other standard as may be applicable to a specific GEHI Shareholder Matter, in accordance with the Proxy Statement and the GEHI’s Governing Documents.

“GEHI Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“GEHI Shares” shall mean, prior to the adoption of the GEHI A&R MAA pursuant to the terms hereof, collectively the GEHI Class A Shares and the GEHI Class B Shares, par value $0.001 per share, of GEHI, or after the adoption of the GEHI A&R MAA pursuant to the terms hereof, GEHI Ordinary Shares.

“GEHI Special Committee” shall have the meaning set forth in the Recitals hereto.

“GEHI Subsidiaries” shall have the meaning set forth in Section 5.2(a).

“GEHI Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by any GEHI Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable by any GEHI Group Company that become payable solely in connection with the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable by any GEHI Group Company in connection with the consummation of the Transactions; (d) all fees and expenses in connection with the services of the members of the Special Committee to GEHI in connection with the Transactions, and (e) all costs, fees and expenses related to the GEHI D&O Tail, provided that the aggregate amount under (a) through (e) above shall not exceed $5,000,000.

“GEHI Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“GEHI Voting Agreement Signatory” shall have the meaning set forth in the Recitals hereto.

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“General Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, certificates of incorporation or formation, memorandum and articles of association, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; (c) any applicable stock exchange; or (d) any political subdivision of any of the foregoing.

“HKFRS” means the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

“HKSE” means The Stock Exchange of Hong Kong Limited.

“HKSE Clearance” means the clearance from the HKSE in respect of the Circular (including the waiver from strict compliance with the requirements from the HKSE Listing Rules for inclusion of certain financial information in the Circular) and, as applicable, any other disclosure required to be vetted by the HKSE, in each case with respect to the Transactions.

“HKSE Listing Rules” means the Rules Governing the Listing on the HKSE, as amended, and the rules and regulations promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incidental Inbound License” shall mean any (a) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement or otherwise for non-customized, off-the-shelf Software that is generally commercially available under standard terms and conditions for which the total upfront and annual fees or other payments are less than $100,000; and (b) Contract with a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as a Contract to purchase or lease equipment (e.g., a photocopier, computer or mobile phone) that also contains an inbound non-exclusive license of embedded Intellectual Property.

“Indebtedness” shall mean all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

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“Independent Director” means an “independent director” under the NYSE Listed Company Manual.

“Independent Financial Advisor” shall have the meaning set forth in Section 5.25.

“Insider Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.

“Insider Lock-Up Signatory” shall have the meaning set forth in the Recitals hereto.

“Intellectual Property” shall mean all intellectual property rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof; (b) all copyrights and copyrightable works of authorship (including any applications, registrations and renewals of the foregoing), including literary works (including Software), pictorial and graphic works; (c) all trademarks, service marks, trade names, brand names, trade dress, logos, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (d) all Internet domain names and social media accounts; (e) trade secrets and other confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) database rights; (g) Software and (h) rights of publicity.

“Interim Transaction Financing” means any equity or equity-linked financing of GEHI entered into between the date of this Agreement and the Closing, including, without limitation, pursuant to any equity subscription agreement or convertible debt instruments.

“IT Systems” means, with respect to a Person, collectively, all computerized, automated, information technology or similar systems, platforms and networks owned or used by or for such Person, respectively, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms, and data and information contained in or transmitted by any of the foregoing, together with documentation relating to any of the foregoing.

“Joinder” shall have the meaning set forth in Section 7.16(a).

“Joint Notice” means the notification of the Transactions to CFIUS pursuant to Section 721.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to any eLMTree Party, the individuals listed on Schedule 1.1 of the Best Assistant Disclosure Letter; and (b) with respect to any GEHI Party, the individuals listed on Schedule 1.1 of the GEHI Disclosure Letter.

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“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Listing Application” shall have the meaning set forth in Section 7.2.

“Lock-Up Agreement” or “Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.

“Material eLMTree Real Property Leases” shall have the meaning set forth in Section 4.17(a)(x).

“Material GEHI Real Property Leases” shall have the meaning set forth in Section 5.16(a).

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“ND BVI” shall have the meaning set forth in the Recitals hereto.

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“Net Cash” means, with respect to GEHI, (i) the total cash and cash equivalents of the GEHI Remaining Operations, including the proceeds from the GEHI Divestiture, plus (ii) such amount of GEHI Transaction Costs paid by GEHI on or prior to the Closing Date (to the extent such payment is already accounted for in the determination of item (i) above), plus (iii) such amount of Taxes in connection with or as a result of the GEHI Divestiture paid by GEHI on or prior to the Closing Date (to the extent such payment is already accounted for in the determination of item (i) above), which amount shall not exceed the Estimated GEHI Divestiture Tax, minus (iv) the aggregate outstanding amount of the Indebtedness of the GEHI Remaining Operations (but, for the avoidance of doubt, excluding any Transfer Taxes and the Transaction Costs), minus (v) the Estimated GEHI Divestiture Tax, minus (vi) any such amount that would be GEHI Transaction Costs but for the proviso in the definition thereof, if any, minus (vii) any declared but unpaid Permitted Distributions; in each case, on a consolidated basis and determined in accordance with applicable Accounting Principles. Each line item of cash and cash equivalents and Indebtedness of the GEHI Remaining Operations and the calculation of Net Cash is indicated in Exhibit F.

“NetDragon” shall have the meaning set forth in the Preamble hereto.

“NetDragon Extraordinary General Meeting” shall have the meaning set forth in Section 7.1(d)(vi).

“NetDragon Shareholder Approval” shall have the meaning set forth in Section 7.1(d)(vi).

“NetDragon Shareholder Matters” shall have the meaning set forth in the Recitals hereto.

“NetDragon Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“NYSE” shall have the meaning set forth in the Recitals hereto.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be subject to any restriction on the consideration to be charged for the distribution or licensing thereof.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding eLMTree Equity Securities” shall mean the eLMTree Ordinary Shares outstanding immediately prior to the Effective Time, but after the completion of the Best Assistant Redemption.

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“Outstanding GEHI Equity Securities” shall mean all GEHI Class A Shares outstanding immediately prior to the Closing, assuming that all issued and outstanding options, warrants, and other equity securities convertible into or exercisable or exchangeable for GEHI Class A Shares (whether or not by their terms then currently convertible, exercisable, or exchangeable), have been so converted, exercised, or exchanged, other than (a) any equity securities issued or to be issued under any Interim Transaction Financing and (b) GEHI Class A Shares underlying GEHI Options and GEHI RSUs that are cancelled as of the Closing Date pursuant to Section 3.2.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Permitted Distributions” shall have the meaning set forth in Section 3.11.

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with applicable Accounting Principles; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the eLMTree Group Companies or GEHI Group Companies, as applicable; (e) Liens securing the Indebtedness of any of the eLMTree Group Companies or GEHI Group Companies, as applicable; (f) non-exclusive licenses granted under Intellectual Property; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the eLMTree Group Companies or GEHI Group Companies, as applicable; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the eLMTree Group Companies or GEHI Group Companies, as applicable and the rights under the eLMTree Real Property Leases or GEHI Real Property Leases, as applicable, taken as a whole and do not result in a material liability to the eLMTree Group Companies or GEHI Group Companies, as applicable.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or any other similar or equivalent term under any applicable Legal Requirement (including applicable Legal Requirements governing data protection, privacy or data security), including any such information that constitutes (or relates directly or indirectly to) an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data.

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“Plan of Merger” shall have the meaning set forth in Section 2.4(a).

“PN15 Application” means the application to, and corresponding communications with the, HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the Transactions.

“PN15 Approval” means the approval from the HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the Transactions.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Principal Parties” means, collectively, GEHI and Best Assistant, and each, a “Principal Party”.

“Privacy Laws” means any and all applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Family Educational Rights and Privacy Act, the Federal Trade Commission Act, the General Data Protection Regulation (EU) 2016/679 on the protection of individuals with regard to the processing of personal data and on the free movement of such data and all laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the European Union), the Illinois Biometric Information Privacy Act and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Privacy Requirements” means, with respect to eLMTree or GEHI (as applicable), (a) the eLMTree Group Companies’ or GEHI Group Companies’ posted written policies with respect to Personal Information, (b) applicable Privacy Laws, and (c) applicable requirements relating to Personal Information collection, use, privacy, security or protection under any Contracts binding upon the eLMTree Group Companies or GEHI Group Companies.

“Promethean” shall have the meaning set forth in the Recitals hereto.

“Proxy Filing Date” shall have the meaning set forth in Section 7.1(a)(i).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

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“Receiving Principal Party” shall have the meaning set forth in Section 6.3(a).

“Reference Date” shall mean January 1, 2020.

“Reference Price” shall mean GEHI Per Share Value.

“Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.

“Regulatory Filing Fees” shall have the meaning set forth in Section 7.3(d).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” shall have the meaning set forth in Section 7.9(a).

“Requesting Principal Party” shall have the meaning set forth in Section 6.3(a).

“Required Approvals Condition” shall have the meaning set forth in Section 8.1(c).

“Restrictive Conditions” shall mean (a) with respect to the GEHI Group Companies, any terms and conditions (including, for avoidance of doubt, any terms and conditions required by CFIUS for Completion of the CFIUS Process and any conditions and mitigation measures imposed by U.S. Federal Trade Commission and U.S. Department of Justice or other relevant Governmental Entity under applicable Antitrust Laws) that would have a material adverse effect on the economic benefits expected by the GEHI Group Companies in connection with the Transactions, and (b) with respect to any Person, any such terms and conditions that would have a material adverse effect on the ability of that Person or its Subsidiaries or Affiliates to continue to conduct their respective businesses following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof. For purpose of this definition, the Affiliates of eLMTree shall include NetDragon. For avoidance of doubt, any transfer, assignment, or joinder of the Existing Mitigation Agreement by any of the other eLMTree Parties or GEHI Group Companies shall not be a Restrictive Condition.

“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, the non-Ukrainian government-controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, and Syria).

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“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including without limitation, (i) any Person listed on any Sanctions-related list of designated Persons maintained by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland; (ii) any Person that is located, organized, or resident in a Sanctioned Country; (iii) any Person otherwise subject to Sanctions; or (iv) any Person owned, directly or indirectly, or controlled by or acting for or on behalf of any such Person or Persons described in the foregoing clauses (i)-(iii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland.

“SEC” shall mean the United States Securities and Exchange Commission.

“Secondary Sellers” shall have the meaning set forth in the Recitals hereto.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended, codified at 50 U.S.C. § 4565, and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sky Knight” shall have the meaning set forth in the Recitals hereto.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), including algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus, together with all documentation, including user manuals and training materials, related to any of the foregoing.

“Solvent” shall mean with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Resolution” shall have the meaning given to it in the Cayman Companies Act.

“Subsidiary” shall mean, with respect to any Person, any other Person of which: (a) if a corporation, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

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“Surviving Sub” shall have the meaning set forth in Section 2.2(a).

“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, the Voting Agreements, the Lock-Up Agreements, the GEHI Divestiture Agreement, the GEHI Share Purchase Agreement, the ACP Bond Purchase Agreement, the GEHI A&R MAA and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the Best Assistant Transaction Costs plus the GEHI Transaction Costs.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the other Transaction Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 7.11.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“U.S. GAAP” shall mean the U.S. generally accepted accounting principles.

“Voting Agreements” shall have the meaning set forth in the Recitals hereto.

“WARN Act” shall have the meaning set forth in Section 4.12(f).

“Whistleblower Allegations Investigation” means the investigation conducted by the Ministry of Finance of the PRC with respect to the 2020 Deloitte whistleblower allegations of fraud, violations of relevant accounting standards, and other potential illegal activity related to or involving GEHI and its Subsidiaries.

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Article II
THE MERGER

2.1            Pre-Closing Actions. On the Closing Date, immediately before the Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):

(a)            The GEHI Secondary Sale shall be completed.

(b)            Each holder of the GEHI Class B Shares shall have delivered a written notice to GEHI to convert its GEHI Class B Shares to GEHI Class A Shares, and such conversions shall have become effective immediately prior to the Effective Time (the “GEHI Class B Share Conversion”).

(c)            The sixth amended and restated memorandum and articles of association of GEHI in the form set forth in Exhibit D hereto (the “GEHI A&R MAA”) shall be adopted and become effective.

(d)            Simultaneously with the adoption of the GEHI A&R MAA:

(i)            all GEHI Class A Shares and GEHI Class B Shares in the authorized share capital of GEHI (including all issued and outstanding GEHI Class A Shares and GEHI Class B Shares, and all authorized but unissued GEHI Class A Shares and GEHI Class B Shares) shall be re-designated as GEHI Ordinary Shares, such that the authorized share capital of GEHI shall be US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 GEHI Ordinary Shares and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the GEHI A&R MAA; and

(ii)            GEHI shall be renamed as “Mynd.ai, Inc.” or such other name as determined by the eLMTree Parties and provided in the GEHI A&R MAA.

2.2            The Merger.

(a)            At the Effective Time, Merger Sub will be merged with and into eLMTree upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon Merger Sub will be struck of the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and eLMTree will continue its existence as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of GEHI.

(b)            From and after the Effective Time, the Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of eLMTree and Merger Sub, all as provided under section 236(1) of the Cayman Companies Act.

2.3            Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Transactions contemplated under this Agreement, including the Merger (the “Closing”), will occur by electronic exchange of documents and signatures on the tenth (10th) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Principal Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.

2.4            Effective Time.

(a)            On the Closing Date, the applicable Parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Companies Act, in substantially the form of Exhibit C attached hereto (the “Plan of Merger”), with the Cayman Registrar.

(b)            The Merger shall become effective on the date the Plan of Merger is duly filed with and registered by the Cayman Registrar or on such later date as is agreed between the Principal Parties and specified in the Plan of Merger; provided that such later date shall not be a date later than the ninetieth day after the date when the Plan of Merger is filed and registered with the Cayman Registrar (such time as the Merger becomes effective being the “Effective Time”).

2.5            Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of eLMTree and Merger Sub shall vest in the Surviving Sub, and all debts, liabilities, obligations and duties of eLMTree and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Sub.

2.6            Governing Documents. At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of eLMTree as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Sub until thereafter changed or amended as provided therein or by applicable law.

2.7            Directors and Officers.

(a)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of GEHI, the directors and officers of GEHI from and after the Effective Time shall be appointed pursuant to Section 7.14 hereof.

(b)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of the Surviving Sub, the directors and officers of eLMTree immediately prior to the Effective Time shall be the directors and officers of the Surviving Sub.

Article III
TREATMENT OF SECURITIES

3.1            Treatment of Shares. Immediately prior to the Effective Time (but conditional upon the Merger becoming effective), Best Assistant shall consummate the Best Assistant Redemption such that it is effective as of immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Best Assistant, eLMTree, GEHI, Merger Sub, any holders of eLMTree Ordinary Shares or any other Person:

(a)            Treatment of Excluded eLMTree Ordinary Shares. All eLMTree Ordinary Shares that are owned by GEHI, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded eLMTree Shares”) shall automatically be canceled and shall cease to exist, and no GEHI Ordinary Share or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded eLMTree Shares shall cease to have any rights with respect thereto.

(b)            Treatment of eLMTree Shares. Each eLMTree Ordinary Share issued and outstanding as of immediately prior to the Effective Time (including such eLMTree Ordinary Shares issued in the Best Assistant Redemption, but excluding Dissenting Shares, which shall be treated in the manner set forth in Section 3.2, and the Excluded eLMTree Shares being cancelled pursuant to Section 3.1(a)), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable GEHI Ordinary Shares equal to (i) the eLMTree Per Share Value, divided by (ii) the Reference Price (the “Per Share Merger Consideration”, and the aggregate amounts of consideration allocated pursuant to this Section 3.1(b), the “Merger Consideration”). All of the eLMTree Ordinary Shares converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of such eLMTree Ordinary Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest.

(c)            Treatment of Merger Sub Shares. At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Sub, which shall constitute the only issued and outstanding share capital of the Surviving Sub following the Effective Time.

3.2            Treatment of GEHI Equity Awards.

(a)            GEHI shall adopt such resolutions and take all necessary actions such that, as of no later than immediately prior to the Effective Time, with no action necessary on the part of holders or any other Person, (x) the GEHI Share Plans, and any relevant award agreements applicable to such equity plans shall be terminated with no further effect or obligation outstanding, and (y) each GEHI Option, GEHI RSU and any other GEHI Equity Award that is then outstanding and unexercised, whether or not vested or exercisable, shall be canceled in accordance with Sections 3.2(b), 3.2(c) and 3.2(d). In addition, GEHI shall use commercially reasonable efforts to obtain a written consent and release, in a form reasonably acceptable to Best Assistant, from each holder of GEHI Options under GEHI’s 2009 Share Incentive Plan that will be cancelled pursuant to Sections 3.2(b) to acknowledge such cancellation and release GEHI from any claims such holder may have arising from such cancellation. Except as disclosed on Schedule 3.2(a) of the GEHI Disclosure Letter, no further shares, options, restricted stock units or other equity-based interests in GEHI or other GEHI Equity Awards shall be granted during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time. Together with the delivery of the Financing Certificate, GEHI shall deliver to Best Assistant evidence of such termination and such executed consent and release agreements.

(b)            Each GEHI Option granted under a GEHI Share Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, automatically and without action by the holder of such granted GEHI Option.

(c)            Each GEHI RSU granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such granted GEHI RSU, and immediately converted into the right to receive in exchange therefor such number of GEHI Ordinary Shares equal to the number of GEHI Class A Shares underlying such GEHI RSU.

(d)            Each GEHI RSU granted under a GEHI Share Plan that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time for no consideration, automatically and without action by the holder of such granted GEHI RSU.

(e)            From and after the Effective Time, all GEHI Equity Awards shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each applicable holder of such GEHI Equity Awards shall cease to have any rights with respect thereto, except for the rights contained within this Section 3.2. All actions taken with respect to Section 3.2 will be in compliance with the applicable GEHI Share Plan, all award agreements, all applicable governance requirements and other definitive documentation with respect to the GEHI Equity Awards.

3.3            Dissenting Shares.

Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, including Section 3.1, eLMTree Ordinary Shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such eLMTree Ordinary Shares in accordance with this Section 3.3 and Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such eLMTree Ordinary Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Cayman Companies Act with respect to such eLMTree Ordinary Shares, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this Section 3.3 and Section 238 of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such eLMTree Ordinary Shares shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1, without interest thereon. Best Assistant shall provide GEHI prompt written notice of any written objections to the Merger or other demands received by eLMTree for the exercise of dissenter rights in respect of the Merger or appraisal of eLMTree Ordinary Shares according to the Cayman Companies Act, any written withdrawal of any such objection or demand and any other written demand, notice or instrument delivered to eLMTree prior to the Effective Time pursuant to the Cayman Companies Act that relates to such objection or demand, and GEHI shall be consulted with respect to all material negotiations and proceedings with respect to such objection or demands. Except with the prior written consent of GEHI, eLMTree shall not make any payment with respect to, or settle or offer to settle, any such objection or demands.

3.4            Exchange Procedures. On the Closing Date, GEHI shall issue to each holder who is, immediately prior to the Effective Time (but after the Best Assistant Redemption), a registered holder of eLMTree Ordinary Shares (other than Dissenting Shares and the Excluded eLMTree Shares) such number of GEHI Ordinary Shares, credited as fully paid, in accordance with the terms of this Agreement.

3.5            Issuance of the Closing Number of Securities.

(a)            Notwithstanding anything in this Agreement to the contrary, no fraction of a GEHI Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of a GEHI Ordinary Share (after aggregating all fractional shares of GEHI Ordinary Shares that otherwise would be received by such Person) shall receive from GEHI, in lieu of such fractional share: (i) one GEHI Ordinary Share if the aggregate amount of fractional shares of GEHI Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no GEHI Ordinary Share if the aggregate amount of fractional shares of GEHI Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

(b)            The number of GEHI Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into GEHI Ordinary Shares but specifically excluding the Permitted Distributions), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to GEHI Ordinary Shares occurring on or after the date hereof and prior to the applicable Closing.

3.6            GEHI Financing Certificate. Not later than five (5) Business Days prior to the Closing Date, GEHI shall deliver to Best Assistant written certificate (the “Financing Certificate”) setting forth: (a) the estimated amount of GEHI Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (b) the number of GEHI Ordinary Shares to be issued (or reserved for issuance) pursuant to each of the Interim Transaction Financings (if any), and the allocation of such GEHI Ordinary Shares; (c) the Net Cash of GEHI as of the Closing (taking into account any declared or distributed Permitted Distributions); (d) reasonable relevant supporting documentation used by GEHI in calculating such amounts; and (e) a certificate of the Chief Financial Officer of GEHI certifying that the estimates set forth in the Financing Certificate have been prepared in accordance with this Agreement and the other Transaction Agreements. Best Assistant and its Representatives shall have a reasonable opportunity to review and to discuss with GEHI and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records. GEHI and its Representatives shall reasonably assist Best Assistant and its Representatives in their review of the documentation and shall consider in good faith Best Assistant’s comments to the Financing Certificate, and if any adjustments are made to the Financing Certificate prior to the Closing, such adjusted Financing Certificate shall thereafter become the Financing Certificate for all purposes of this Agreement. Best Assistant shall be entitled to rely in all respects on the Financing Certificate.

3.7            Closing Calculations. Best Assistant shall deliver to GEHI, no later than five (5) Business Days prior to the Closing Date, a schedule (the “Closing Payments Schedule”) reflecting (i) the calculation of the Merger Consideration and the allocation of the Merger Consideration among the eLMTree shareholders, including the legal name and registered address of each such eLMTree shareholder; (ii) the estimated amount of Best Assistant Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (iii) the eLMTree Working Capital as of the Closing (taking into account any declared or distributed Permitted Distributions); (iv) reasonable relevant supporting documentation used by Best Assistant in calculating such amounts; and (v) a certificate of the highest ranking financial officer of Best Assistant certifying that the amounts set forth in the Closing Payments Schedule have been prepared in accordance with this Agreement, the other Transaction Agreements and eLMTree’s Governing Documents. GEHI and its Representatives shall have a reasonable opportunity to review and to discuss with Best Assistant and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records of eLMTree and its Subsidiaries. Best Assistant and its Representatives shall reasonably assist GEHI and its Representatives in its review of the documentation and shall consider in good faith GEHI’s comments to the Closing Payments Schedule, and if any adjustments are made to the Closing Payments Schedule prior to the Closing, such adjusted Closing Payments Schedule shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payments Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. GEHI and Merger Sub will be entitled to rely in all respects upon the Closing Payments Schedule.

3.8            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, GEHI, and Best Assistant, and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments (other than compensatory payments to employees of the eLMTree Group Companies), such Person shall cause the applicable withholding agent to provide written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld as soon as reasonably practicable (and shall make commercially reasonable efforts to do so at least ten (10) Business Days prior to such payment). Each Party shall use reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation (including an Internal Revenue Service Form W-9 or applicable Internal Revenue Service Form W-8) that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.9            Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Sub following the Merger with full right, title and possession to and of all assets, property, rights, privileges, powers and franchises of eLMTree and Merger Sub (as provided under section 236(1) of the Cayman Companies Act), the officers, directors, managers and members, as applicable (or their designees), of the Parties hereto are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.10            Transaction Expenses. At the Closing or promptly thereafter, GEHI shall pay or cause to be paid all Best Assistant Transaction Costs and GEHI Transaction Costs to the extent unpaid as of the Closing Date, each as set forth on the Closing Payments Schedule and the Financing Certificate, respectively. For the avoidance of doubt, to the extent that any Best Assistant Transaction Costs have been paid prior to the Closing Date, at the Closing or promptly thereafter, GEHI shall reimburse each applicable payor for the amount of such paid Best Assistant Transaction Costs, as set forth on the Closing Payments Schedule or the Financing Certificate, as applicable.

3.11            Dividend. Notwithstanding anything to the contrary herein, at any time on or prior to the Closing, each of eLMTree and GEHI may declare or distribute cash dividends (with respect to such Person, “Permitted Distributions”) to their respective shareholders, as applicable, as of the close of business on the record date that is after the date when the eLMTree Approvals or the GEHI Shareholder Approval, as applicable, is obtained and prior to the Closing Date and determined by an authorized officer of eLMTree or GEHI, as applicable, with respect to such dividend; provided that such dividends shall not cause such Person to fail the Cash Requirement applicable to such Person at any time. GEHI covenants not to modify or revoke any Permitted Distribution declared by GEHI prior to the earlier of the Closing and termination of this Agreement pursuant to Section 9.1.

Article IV
REPRESENTATIONS AND WARRANTIES OF the eLMTree Parties

Except as (i) set forth in the letter dated as of the date of this Agreement delivered by Best Assistant to GEHI prior to or in connection with the execution and delivery of this Agreement (the “Best Assistant Disclosure Letter”), (ii) disclosed in the filings filed or furnished with the HKSE (and publicly available) prior to the date of this Agreement (the “eLMTree Filings”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such eLMTree Filings), excluding disclosures referred to in any disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such eLMTree Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 and Section 4.3) or (iii) contemplated under the eLMTree Restructuring, the Edmodo Restructuring or the Best Assistant Redemption, each eLMTree Party hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) the following, provided that, any representations and warranties applicable to eLMTree shall be deemed to be made by the eLMTree Parties upon eLMTree’s execution of the Joinder (instead of the date hereof) and as of the Closing Date:

4.1            Organization and Qualification. Each eLMTree Party (a) is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (b), as would not be expected to be material to the eLMTree Group Companies, taken as a whole. eLMTree is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of the eLMTree Parties as currently in effect, have been made available to GEHI. Each eLMTree Party is not in violation of any of the provisions of its Governing Documents in any material respect.

4.2            eLMTree Subsidiaries.

(a)            As of the completion of the eLMTree Restructuring and as of the Closing Date, all eLMTree Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Best Assistant Disclosure Letter (the eLMTree Group Companies other than eLMTree, the “eLMTree Subsidiaries”). Except as otherwise disclosed on Schedule 4.2(a) of the Best Assistant Disclosure Letter, as of the completion of the eLMTree Restructuring and as of the Closing Date, eLMTree owns, directly or indirectly, all of the outstanding equity securities of the eLMTree Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the eLMTree Subsidiaries, eLMTree does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)            Each eLMTree Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted in all material respects. Each eLMTree Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each eLMTree Subsidiary, as amended and currently in effect, have been made available to GEHI. No eLMTree Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each eLMTree Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable eLMTree Subsidiary’s respective Governing Documents.

(d)            Except as contemplated under this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any eLMTree Subsidiary is a party or by which it is bound obligating such eLMTree Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such eLMTree Subsidiary or obligating such eLMTree Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

4.3            Capitalization of eLMTree.

(a)            As of the date of the Joinder, all issued and outstanding share capital of eLMTree is held by Best Assistant in the form of eLMTree Ordinary Shares. As of the Closing Date, all authorized and outstanding share capital of eLMTree will be in the form of eLMTree Ordinary Shares, and, except for the eLMTree Ordinary Shares, there is no option, warrant and other equity securities outstanding immediately prior to the Closing convertible into or exercisable or exchangeable for eLMTree Ordinary Share.

(b)            Except as contemplated under this Agreement (including the Best Assistant Redemption and eLMTree Restructuring) or as disclosed on Schedule 4.3(b) of the Best Assistant Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of eLMTree or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by eLMTree or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of eLMTree or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any eLMTree Ordinary Shares.

(c)            All issued and outstanding eLMTree Ordinary Shares are, and all eLMTree Ordinary Shares which may be issued in connection with the Best Assistant Redemption, when issued, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to any preemptive rights created by the Cayman Companies Act, eLMTree Governing Documents or any agreement to which eLMTree is a party. All issued and outstanding eLMTree Ordinary Shares were issued in compliance with applicable Legal Requirements.

(d)            No outstanding eLMTree Ordinary Shares are subject to vesting or forfeiture rights or repurchase by an eLMTree Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any eLMTree Group Company.

(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of eLMTree were undertaken in compliance with the eLMTree Governing Documents then in effect, any agreement to which eLMTree then was a party and in compliance with applicable Legal Requirements.

(f)            Except as set forth in eLMTree’s Governing Documents in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any eLMTree Group Company is a party or by which any eLMTree Group Company is bound with respect to any ownership interests of the applicable eLMTree Group Company.

(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any eLMTree Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any eLMTree Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h)            Except as disclosed on Schedule 4.3(h) of the Best Assistant Disclosure Letter or otherwise disclosed or reflected in the most recent balance sheet included in the eLMTree Unaudited Financial Statements, no eLMTree Group Company has any Indebtedness, and no eLMTree Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Paycheck Protection Program.

4.4            Authority Relative to this Agreement. Subject to the receipt of the PN15 Approval, the NetDragon Shareholder Approval and the eLMTree Approvals, each eLMTree Party has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that such eLMTree Party has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out such eLMTree Party’s obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each eLMTree Party of this Agreement and the other Transaction Agreements to which it is a party and, following the receipt of the NetDragon Shareholder Approval, the consummation by such eLMTree Party of the applicable Transactions (including the Merger) have been or will be duly and validly authorized by all requisite action on the part of such eLMTree Party, and no other proceedings on the part of such eLMTree Party are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the applicable Transactions. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by each eLMTree Party and, assuming the due authorization, execution and delivery hereof and thereof by the other Parties, constitute the legal and binding obligations of such eLMTree Party, enforceable against such eLMTree Party in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5            No Conflict; Required Filings and Consents.

(a)            Assuming receipt of the PN15 Approval, the NetDragon Shareholder Approval and the eLMTree Approvals, neither the execution, delivery nor performance by any eLMTree Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate such eLMTree Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to such eLMTree Party; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair such eLMTree Party’s or any eLMTree Group Company’ rights or, in a manner adverse to any of the eLMTree Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the eLMTree Group Companies pursuant to, any eLMTree Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole.

(b)            The execution and delivery by each eLMTree Party of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any eLMTree Group Company is licensed or qualified to do business; (iii) the submission by NetDragon of the PN15 Application to the HKSE and the receipt of the PN15 Approval from the HKSE, the receipt of the HKSE Clearance and ongoing compliance with the applicable requirements of the HKSE; (iv) the filing of any notifications required under the HSR Act and the expiration or early termination of the required waiting periods under the HSR Act; (v) the filing of the Joint Notice with CFIUS and the Completion of CFIUS Process; (vi) filings in connection with the formation of eLMTree; (vii) the consents, approvals, authorizations and permits described on Schedule 4.5(b) of the Best Assistant Disclosure Letter; and (viii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such eLMTree Party to perform its obligations under this Agreement or the other Transaction Agreements.

4.6            Compliance; Approvals.

(a)            Each of the eLMTree Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the eLMTree Group Companies, taken as a whole. No written or, to the Knowledge of Best Assistant, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the eLMTree Group Companies since the Reference Date. Each eLMTree Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by the eLMTree Group Companies is valid, binding and in full force and effect in all material respects. None of the eLMTree Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole.

(b)            To the Knowledge of Best Assistant, each shareholder of the eLMTree Parties who is to receive Merger Consideration is (i) an “accredited investor” as defined in Rules 215 and 501(a) of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act or (iii) receiving the Merger Consideration in a transaction compliant with Regulation S and/or Regulation D.

4.7            Financial Statements.

(a)            Best Assistant has made available to GEHI true and complete copies of the unaudited combined balance sheets of the eLMTree Operations as of December 31, 2022, 2021 and 2020, and the related combined statements of income (loss), and cash flows of the eLMTree Operations for the fiscal years then ended (collectively, the “eLMTree Unaudited Financial Statements”). The eLMTree Unaudited Financial Statements: (i) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved, subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the eLMTree Group Companies, taken as a whole) and the absence of footnotes; (ii) were prepared from the books and records of the eLMTree Group Companies; (iii) were prepared in good faith based upon reasonable assumptions made by Best Assistant on a basis consistent with the basis employed in such books and records for the relevant periods; and (iv) will not result in a material adverse deviation from the financial position of the eLMTree Group Companies to be reflected in the audited combined balance sheets of the eLMTree Operations as of December 31, 2022, 2021 and 2020, and the related combined statements of income (loss), changes in shareholders’ equity and cash flows of the eLMTree Operations for the fiscal years then ended (collectively, the “eLMTree Audited Financial Statements”).

(b)            The eLMTree Group Companies have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable Accounting Principles, (ii) that transactions, receipts and expenditures of the eLMTree Group Companies are being executed and made only in accordance with appropriate authorizations of management of eLMTree, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the applicable Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the eLMTree Group Companies and (v) that accounts, notes and other receivables are recorded accurately. To Best Assistant’s Knowledge, (x) there is no “material weakness” in the internal controls over financial reporting of the eLMTree Group Companies, (y) there is no fraud, whether or not material, that involves eLMTree’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by eLMTree, and (z) there is no claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

(c)            There are no outstanding loans or other extensions of credit made by the eLMTree Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of an eLMTree Group Company.

4.8            No Undisclosed Liabilities. The eLMTree Group Companies have no Liabilities of a type required to be reflected or reserved for on a balance sheet in accordance with the applicable Accounting Principles, other than Liabilities: (a) set forth in or reserved against or otherwise reflected in the most recent balance sheet included in the eLMTree Unaudited Financial Statements or in the notes thereto; (b) arising in the ordinary course of eLMTree’s business since the date of the most recent balance sheet included in the eLMTree Unaudited Financial Statements and are not material in amount; (c) incurred in connection with the Transactions; and (d)  that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the eLMTree Group Companies taken as a whole. Other than disclosed in Schedule 4.8 of the Best Assistant Disclosure Letter, no eLMTree Group Company has any secured creditors holding a security interest.

4.9            Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed on Schedule 4.9 of the Best Assistant Disclosure Letter, since December 31, 2022 through the date of this Agreement, each of the eLMTree Group Companies has conducted its business in the ordinary course of business and there has not been: (a) any eLMTree Material Adverse Effect; or (b) any action taken or agreed upon by any of the eLMTree Group Companies that would be prohibited by Sections 6.1(c), 6.1(l), and 6.1(o) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of GEHI.

4.10            Litigation. Except as disclosed on Schedule 4.10 of the Best Assistant Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of Best Assistant, threatened Legal Proceeding in writing, or to the Knowledge of Best Assistant, any investigation, against any eLMTree Group Company or any of its properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of Best Assistant, threatened audit, examination or investigation by any Governmental Entity against any eLMTree Group Company or any of its properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such and, to the Knowledge of Best Assistant, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of Best Assistant, threatened Legal Proceeding in writing or, to the Knowledge of Best Assistant, investigation, by any eLMTree Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any eLMTree Group Company; and (e) no Order imposed or, to the Knowledge of Best Assistant, threatened in writing to be imposed upon any eLMTree Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such.

4.11            Employee Benefit Plans.

(a)            Schedule 4.11(a) of the Best Assistant Disclosure Letter sets forth a true, correct and complete list of each material eLMTree Employee Benefit Plan, including any eLMTree Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each material eLMTree Employee Benefit Plan, Best Assistant has made available to GEHI true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such material eLMTree Employee Benefit Plan and (v) any documents with respect to any material eLMTree Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements of a non-U.S. jurisdiction. The eLMTree Group Companies have, to the extent permitted by applicable Legal Requirements, provided GEHI with a copy of any employment agreement or offer letter with a current employee with annual base cash compensation in excess of $350,000.

(b)            Each eLMTree Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any eLMTree Employee Benefit Plan.

(c)            Each eLMTree Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt. To the Knowledge of Best Assistant, nothing has occurred with respect to the operation of any eLMTree Employee Benefit Plan that would reasonably be expected to cause the denial or loss of such qualification or exemption.

(d)            No eLMTree Group Company or any of its respective ERISA Affiliates has at any time in the six (6) years immediately preceding the date hereof sponsored, participated in, contributed to or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)            None of the eLMTree Employee Benefit Plans provides for, and the eLMTree Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(f)            With respect to any eLMTree Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of Best Assistant, threatened in writing against any eLMTree Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of Best Assistant, no condition exists that would, by reason of eLMTree’s affiliation with any of its ERISA Affiliates, subject eLMTree to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements.

(g)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the eLMTree Employee Benefit Plans have been timely made or accrued in accordance with applicable Accounting Principles in all material respects.

(h)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any eLMTree Employee Benefit Plan.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(j)            eLMTree maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(k)            To the Knowledge of Best Assistant, each eLMTree Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.

(l)            With respect to each eLMTree Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, an “eLMTree Foreign Plan”), (i) each such eLMTree Foreign Plan is in material compliance with the applicable Legal Requirements, (ii) there are no material pending investigations by any Governmental Entity involving such eLMTree Foreign Plan, and no material pending claims (except for claims for benefits payable in the normal operation of such eLMTree Foreign Plan), suits or proceedings against such eLMTree Foreign Plan or asserting any rights or claims to benefits under such eLMTree Foreign Plan, (iii) except as would not result in material Liability to the eLMTree Group Companies, all employer contributions to each such eLMTree Foreign Plan required by applicable Legal Requirements or by the terms of such eLMTree Foreign Plan have been made; (iv) each such eLMTree Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (v) each such eLMTree Foreign Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the eLMTree Group Companies taken as a whole; and (vi) the consummation of the Transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such eLMTree Foreign Plan.

4.12            Labor Matters.

(a)            Except as disclosed on Schedule 4.12(a) of the Best Assistant Disclosure Letter, no eLMTree Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other labor Contract applicable to current or former employees of any eLMTree Group Company. Except as disclosed on Schedule 4.12(a) of the Best Assistant Disclosure Letter, no employees of the eLMTree Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the eLMTree Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Best Assistant, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of Best Assistant, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any eLMTree Group Company or with respect to any employees of the eLMTree Group Companies or, to the Knowledge of Best Assistant, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, except as disclosed on Schedule 4.12(b) of the Best Assistant Disclosure Letter, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of Best Assistant, threatened in writing against or affecting the eLMTree Group Companies involving any employee or former employee of, or other individual who provided services to, any eLMTree Group Company.

(c)            To the Knowledge of Best Assistant, except as disclosed on Schedule 4.12(c) of the Best Assistant Disclosure Letter, no officer of any eLMTree Group Company has given written notice to any eLMTree Group Company of any intent to terminate his or her employment with such eLMTree Group Company in connection with the consummation of the Transactions. The eLMTree Group Companies are in compliance and, to the Knowledge of Best Assistant, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any eLMTree Group Company and such individuals, in each case except as would not be material to the eLMTree Group Companies taken as a whole.

(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the eLMTree Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an eLMTree Material Adverse Effect.

(e)            To the Knowledge of Best Assistant, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any eLMTree Group Company has been received by any eLMTree Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any eLMTree Group Company.

(f)            Except as disclosed on Schedule 4.12(f) of the Best Assistant Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the eLMTree Group Companies filed or pending or, to the Knowledge of Best Assistant, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any eLMTree Group Company. Since the Reference Date, no eLMTree Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any eLMTree Group Company. Each eLMTree Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (collectively, the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and COVID-19 protocols, guidance and regulations.

(g)            There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any eLMTree Group Company since the Reference Date, and the Transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act. None of the eLMTree Group Companies has implemented any layoffs or furloughs due to COVID-19.

(h)            No eLMTree Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the eLMTree Group Companies taken as a whole. All amounts that the eLMTree Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the eLMTree Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the eLMTree Group Companies, taken as whole.

(i)            Except as would not result in material liability to any eLMTree Group Company, each Person who has provided or is providing services to any eLMTree Group Company in the United States and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any eLMTree Employee Benefit Plan. None of the eLMTree Group Companies has any material liability or obligation under any applicable Legal Requirement or eLMTree Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

(j)            All current employees of the eLMTree Group Companies primarily employed in the United States are employed “at will.”

4.13            Real Property; Tangible Property.

(a)            No eLMTree Group Company currently owns any real property or has in the past three years owned any real property.

(b)            Each eLMTree Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “eLMTree Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any eLMTree Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “eLMTree Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Best Assistant has made available to GEHI true, correct and complete copies of all Material eLMTree Real Property Leases (as defined below). No eLMTree Group Company is in breach of or default under any eLMTree Real Property Lease, and, to the Knowledge of Best Assistant, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the eLMTree Group Companies taken as a whole. The eLMTree Leased Properties are suitable to allow the businesses of the eLMTree Group Companies to be operated as currently conducted in all material respects. To the Knowledge of Best Assistant, (i) there are no pending condemnation proceedings with respect to any of the eLMTree Leased Properties, and (ii) the current use of the eLMTree Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No eLMTree Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any eLMTree Group Company under any of the eLMTree Real Property Leases and, to the Knowledge of Best Assistant, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of Best Assistant, no party to any eLMTree Real Property Lease has exercised any termination rights with respect thereto. Schedule 4.13(b) of the Best Assistant Disclosure Letter contains a true and correct list of all Material eLMTree Real Property Leases. No Person other than the eLMTree Group Companies has the right to use the eLMTree Leased Properties, except as subleased by the respective eLMTree Group Company to a sub-lessee.

(c)            Each eLMTree Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any eLMTree Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the Best Assistant Disclosure Letter. The tangible assets of the eLMTree Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the eLMTree Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the eLMTree Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

4.14            Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each eLMTree Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each eLMTree Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with applicable Accounting Principles.

(b)            Each of the eLMTree Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to Best Assistant’s Knowledge is there any) against any eLMTree Group Company which has not been paid or resolved.

(d)            Except as disclosed in Schedule 4.14(d) of the Best Assistant Disclosure Letter, no material Tax audit or other examination of any eLMTree Group Company by any Governmental Entity is presently in progress, nor has any eLMTree Group Company been notified in writing of any (nor to Best Assistant’s Knowledge is there any) request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the eLMTree Group Companies.

(f)            Each eLMTree Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the eLMTree Unaudited Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the eLMTree Group Companies in the ordinary course of business.

(g)            No eLMTree Group Company: (i) has any liability for the Taxes of another Person (other than any eLMTree Group Company or their predecessors) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all eLMTree Group Companies (or their predecessors).

(h)            No eLMTree Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i)            To the Knowledge of Best Assistant, no eLMTree Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)            No eLMTree Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k)            No eLMTree Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the eLMTree Unaudited Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the eLMTree Unaudited Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Legal Requirements); (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements or (vi) a “domestic use election” under Section 1503(d) of the Code or a “gain recognition agreement” under Treasury Regulations Section 1.367(a)-8.

(l)            No eLMTree Group Company has been or will be required to include any amount in income after the Closing by reason of Section 965(a) of the Code, or has made an election described in Section 965(h) of the Code.

(m)            No claim has been made in writing (nor to Best Assistant’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any eLMTree Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(n)            To the Knowledge of Best Assistant, other than the United Kingdom Stamp Duty Reserve Tax, the eLMTree Restructuring will not cause any material adverse Tax effect to GEHI or any eLMTree Group Company.

(o)            eLMTree is, and has been from the date of its formation, treated as a corporation for U.S. federal income tax purposes.

4.15            Brokers; Third Party Expenses. Except as disclosed in Schedule 4.15 of the Best Assistant Disclosure Letter, the eLMTree Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any eLMTree Group Company.

4.16            Intellectual Property; Privacy.

(a)            Schedule 4.16(a) of the Best Assistant Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property that is owned by or filed, patented or registered in the name of, any eLMTree Group Company (collectively, the “eLMTree Registered IP”) and all material proprietary Software owned by any eLMTree Group Company (“eLMTree Code”). (i) The eLMTree Group Companies solely and exclusively own all right, title, and interest in and to all material items of Intellectual Property set forth or required to be set forth in Schedule 4.16(a) of the Best Assistant Disclosure Letter pursuant to the first sentence of this Section 4.16(a) free and clear of all Liens (other than Permitted Liens); and (ii) the eLMTree Group Companies have valid and enforceable rights to use all material Intellectual Property that is owned, used or held for use by the eLMTree Group Companies or necessary to conduct the businesses of the eLMTree Group Companies as currently conducted.

(b)            In the past three (3) years, (i) the eLMTree Group Companies have not infringed, diluted, misappropriated, or otherwise violated, and the current conduct of their businesses does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; (ii) to the Knowledge of Best Assistant, no eLMTree Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (iii) no such claims have been made in writing by any of the eLMTree Group Companies.

(c)            (i) None of the eLMTree Owned IP is subject to any outstanding settlement or order; (ii) all eLMTree Owned IP is subsisting, and to the Knowledge of Best Assistant, all eLMTree Registered IP that is registered is valid and enforceable; and (iii) no eLMTree Group Company is a party to any Legal Proceeding or received in the three (3) years prior to the date hereof, any demand or notice in writing, and to the Knowledge of Best Assistant, no Legal Proceeding is threatened in writing (including “cease and desist” letters and offers or requests to take a license) against any of them, in each case, (x) alleging the eLMTree Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, validity or enforceability of any eLMTree Owned IP.

(d)            In the past three (3) years, (i) the eLMTree Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any eLMTree Group Company (“eLMTree Data”) and the integrity, continuous operation and security of the eLMTree IT Systems; and (ii) to the Knowledge of Best Assistant, there have been no material breaches, outages or intrusions of any eLMTree IT System, nor any loss, compromise or damage of, breach of security with respect to, or unauthorized access to any eLMTree Data.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, an eLMTree Material Adverse Effect, the eLMTree Group Companies maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses.

(f)            Except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, (i) other than in connection with the Edmodo Restructuring, none of the eLMTree Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any eLMTree Code, other than disclosures to employees and contractors involved in the development of products or services of the eLMTree Group Companies subject to confidentiality obligations to the eLMTree Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the eLMTree Group Companies deliver, license or disclose the source code of any eLMTree Code to any Person (other than a GEHI Group Company). To the Knowledge of Best Assistant, the eLMTree Code does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the eLMTree Code.

(g)            Except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, none of the eLMTree Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any eLMTree Code in a manner that (i) requires the disclosure or distribution of any eLMTree Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The eLMTree Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the eLMTree Group Companies.

(h)            To the Knowledge of Best Assistant, except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, the execution and delivery of this Agreement by the eLMTree Group Companies and the consummation of the Transactions will not: (i) result in or require the grant, assignment or transfer to any other Person (other than the GEHI Group Companies) of any license or other right or interest under, to or in any eLMTree Owned IP or (ii) cause a loss or impairment of any eLMTree Owned IP or Intellectual Property used by the eLMTree Group Companies pursuant to an inbound license.(i) The eLMTree Group Companies are, and since the Reference Date have been, in compliance in all material respects with all eLMTree Privacy Requirements and have since the Reference Date, as applicable, established and maintained policies and procedures relating to Personal Information that comply in all material respects with all applicable Privacy Laws; (ii) the eLMTree IT Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to effectively perform the expected function, operation, and purposes; and (iii) since the later of such Person’s establishment date and December 31, 2020, (x) no demands or notices in writing will have been received by, and no Legal Proceedings have been made (or, to the Knowledge of Best Assistant, threatened in writing) against, any eLMTree Group Company alleging a violation of any of the eLMTree Privacy Requirements, and (y) none of the eLMTree Group Companies has been subject to any Legal Proceedings or, to the Knowledge of Best Assistant, investigations with regard to violation of any of the eLMTree Privacy Requirements.

(i)            (i) The eLMTree Group Companies solely and exclusively own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of any eLMTree Group Company, including any material eLMTree Owned IP; (ii) each current and former employee, consultant, and contractor of an eLMTree Group Company who has been or is involved in the creation or development of any such material Intellectual Property has assigned to an eLMTree Group Company all such material Intellectual Property created or developed by such Person within the scope of such Person’s duties to that eLMTree Group Company (to the extent that such right, title and interest did not or do not vest initially in any eLMTree Group Company by operation of law), as applicable; and (iii) to the Knowledge of Best Assistant, no current or former employee, consultant, or contractor of any eLMTree Group Company has been or is in breach of any such agreement relating to the assignment of such material Intellectual Property.

4.17            Agreements, Contracts and Commitments.

(a)            Schedule 4.17(a) of the Best Assistant Disclosure Letter sets forth a true, correct and complete list of each eLMTree Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “eLMTree Material Contract” of the eLMTree Group Companies shall mean each of the following Contracts to which an eLMTree Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any eLMTree Group Company in excess of $10,000,000 per annum;

(ii)            (x) any Contract with the top 10 customers of the eLMTree Group Companies (the “eLMTree Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the eLMTree Group Companies by amounts payables (the “eLMTree Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2022;

(iii)            any Contract that purports to limit in any material respect (A) the localities in which the eLMTree Group Companies’ businesses may be conducted, (B) any eLMTree Group Company from engaging in any line of business or (C) any eLMTree Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the eLMTree Group Companies from soliciting customers or employees;

(iv)            any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the eLMTree Group Companies;

(v)            any Contract for or relating to any borrowing of money by or from any of the eLMTree Group Companies in excess of $10,000,000, including the eLMTree Existing Credit Agreement (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the eLMTree Group Companies);

(vi)            any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the eLMTree Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the eLMTree Group Companies;

(vii)            any obligation to register any eLMTree Ordinary Shares or other securities of the eLMTree Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. eLMTree Group Companies);

(viii)            any Contracts relating to the sale of any operating business of any eLMTree Group Company or the acquisition by any eLMTree Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $5,000,000 and for which any eLMTree Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)            any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)            any Contract for the use by any of the eLMTree Group Companies of any tangible property where the annual lease payments are greater than $5,000,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material eLMTree Real Property Leases”);

(xi)            any Contract under which an eLMTree Group Company: (A) is granted a license, option or covenant not to sue under any Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option or covenant not to sue to or under any eLMTree Owned IP to any third party, other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business;

(xii)            any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the eLMTree Group Companies or their businesses or that imposes material non-monetary obligations on an eLMTree Group Company;

(xiii)            any Contract relating to the development of material Intellectual Property by, with or for the eLMTree Group Companies (other than Contracts entered into with employees and independent contractors in the ordinary course of business); and

(xiv)            any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b)            Each eLMTree Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable eLMTree Group Company party thereto and, to the Knowledge of Best Assistant, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable eLMTree Group Company nor, to the Knowledge of Best Assistant, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any eLMTree Material Contract, and no party to any eLMTree Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all eLMTree Material Contracts have been made available to GEHI.

4.18            Insurance. Each of the eLMTree Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “eLMTree Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the eLMTree Insurance Policies are in full force and effect. The coverages provided by such eLMTree Insurance Policies are usual and customary in amount and scope for the eLMTree Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by eLMTree Material Contracts. No written notice of cancellation or termination has been received by any eLMTree Group Company with respect to any of the effective eLMTree Insurance Policies. There is no pending material claim by any eLMTree Group Company against any insurance carrier under any of the existing eLMTree Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.19            Interested Party Transactions. (a) No officer or director of eLMTree or any of their respective immediate family members, or to the Knowledge of Best Assistant, any employee, officer, director or manager of the eLMTree Group Companies or any of their respective immediate family members, is indebted to the eLMTree Group Companies for borrowed money, nor are any of the eLMTree Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of Best Assistant, no officer, director, employee, manager or holder of equity or derivative securities of the eLMTree Group Companies (each, an “eLMTree Insider”) or any member of an eLMTree Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any eLMTree Material Contract with any of the eLMTree Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the eLMTree Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of eLMTree Ordinary Shares or other securities of the eLMTree Group Companies or such Person’s employment or consulting arrangements with the eLMTree Group Companies; or (v) conducted on an arm’s-length basis.

4.20            Information Supplied. The information relating to the eLMTree Group Companies to be supplied by or on behalf of Best Assistant for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the GEHI shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Best Assistant with respect to the information that has been or will be supplied by GEHI or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

4.21            Anti-Bribery; Anti-Corruption.

(a)            Since the Reference Date, none of the eLMTree Group Companies or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective directors, officers or employees has, in connection with the operation of the business of the eLMTree Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate or aided and abetted the violation of any anti-money laundering or any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010 or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”).

(b)            None of the eLMTree Group Companies or any of the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. The eLMTree Group Companies have established and maintain a system or systems of internal controls reasonably designed to (x) ensure compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.

4.22            International Trade; Sanctions.

(a)            Since the Reference Date, the eLMTree Group Companies, the eLMTree Group Companies’ respective directors, officers and, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the eLMTree Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of Best Assistant, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The eLMTree Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b)            None of the eLMTree Group Companies or any of the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, the eLMTree Group Companies and the eLMTree Group Companies’ respective directors, officers, Affiliates or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf have, in connection with the operation of the business of the eLMTree Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the eLMTree Group Companies and the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the eLMTree Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the eLMTree Group Companies or any of their respective directors, officers, Affiliates, or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by an eLMTree Group Company with respect to the eLMTree Group Companies or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. For the past five years, the eLMTree Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.23            Customers and Suppliers. Since January 1, 2021 through the date hereof, no eLMTree Group Company has received any written or, to the Knowledge of Best Assistant, oral notice that any eLMTree Group Company is in breach of or default under any Contract with any eLMTree Material Customer or eLMTree Material Supplier in any material respect.

4.24            Disclaimer of Other Warranties. EACH ELMTREE PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF GEHI, MERGER SUB, GEHI GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY ELMTREE PARTY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO GEHI, MERGER SUB, GEHI GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF GEHI, MERGER SUB, GEHI GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY GEHI OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF GEHI, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY ELMTREE PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF GEHI OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO GEHI, MERGER SUB, GEHI GROUP COMAPNIES OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH ELMTREE PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH ELMTREE PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF GEHI, MERGER SUB, GEHI GROUP COMPANIES AND THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH ELMTREE PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF GEHI OR MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.24, CLAIMS AGAINST GEHI, MERGER SUB AND GEHI GROUP COMPANIES OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF GEHI AND MERGER SUB

Except as: (i) set forth in the letter dated as of the date of this Agreement and delivered by GEHI to Best Assistant on or prior to the date of this Agreement (the “GEHI Disclosure Letter”); (ii) as disclosed in the GEHI SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such GEHI SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such a GEHI SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, and Section 5.3) or (iii) contemplated under the GEHI Divestiture and in accordance with the GEHI Divestiture Agreement, each GEHI Party represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

5.1            Organization and Qualification.

(a)            GEHI is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b)            GEHI has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the GEHI Group Companies, taken as a whole.

(c)            GEHI is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of GEHI as currently in effect has been disclosed in the GEHI SEC Reports filed or furnished with the SEC.

(d)            GEHI is not in violation of any of the provisions of its Governing Documents in any material respect.

5.2            GEHI Subsidiaries.

(a)            As of the date hereof and as of the Closing Date, all GEHI Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 5.2(a) of the GEHI Disclosure Letter (the GEHI Group Companies other than GEHI, the “GEHI Subsidiaries”). Except as otherwise disclosed on Schedule 5.2(a) of the GEHI Disclosure Letter, as of the date hereof and as of the Closing Date, GEHI owns, directly or indirectly, all of the outstanding equity securities of the GEHI Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the GEHI Subsidiaries, GEHI does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity, in each case with respect to the GEHI Remaining Operations.

(b)            Each of GEHI Subsidiaries is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of the GEHI Subsidiaries has the requisite corporate or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted in all material respects. Each GEHI Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each GEHI Subsidiary, as amended and currently in effect, have been made available to Best Assistant. No GEHI Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            Except as disclosed on Schedule 5.2(c) of the GEHI Disclosure Letter, all issued and outstanding shares of capital stock, limited liability company interests and equity interests of each GEHI Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable GEHI Subsidiary’s respective Governing Documents.

(d)            Except as contemplated under this Agreement or as disclosed on Schedule 5.2(d) of the GEHI Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any GEHI Subsidiary is a party or by which it is bound obligating such GEHI Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such GEHI Subsidiary or obligating such GEHI Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e)            All issued and outstanding shares of Merger Sub are owned by GEHI, free and clear of all Liens (other than Permitted Liens). Merger Sub does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions contemplated herein. Merger Sub is Solvent.

5.3            Capitalization.

(a)            Schedule 5.3(a) of the GEHI Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of GEHI, (ii) the number, class and series of GEHI Shares issued and outstanding, and (iii) a list of all holders of outstanding GEHI Equity Awards (with the names of such holders redacted), including the number of GEHI Shares subject to each such GEHI Equity Award, the grant date, and exercise price for such GEHI Equity Award, the extent to which such GEHI Equity Award is vested and exercisable and the date on which such GEHI Equity Award expires. Each GEHI Equity Award has a grant date identical to or after the date on which the GEHI Board or its compensation committee actually approved the grant of the GEHI Equity Award. Each GEHI Equity Award qualifies for the tax and accounting treatment afforded to such GEHI Equity Award in GEHI’s Tax Returns and the GEHI Financial Statements, respectively. GEHI has provided or made available to Best Assistant true and complete copies of (x) each of the standard form of option award agreement, restricted share award agreement and restricted share unit award agreement and (y) any option award agreements, restricted share award agreements and restricted share unit award agreements, as applicable, that materially differ from such respective standard forms.

(b)            Except for currently outstanding GEHI Equity Awards which have been granted to employees, consultants or directors pursuant to the GEHI Share Plans, a reservation of GEHI Shares for direct issuances or purchase upon exercise of GEHI Equity Awards under the GEHI Share Plans or as disclosed on Schedule 5.3(b) of the GEHI Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of GEHI or any of GEHI Subsidiaries is authorized or outstanding, and (ii) there is no commitment by GEHI or GEHI Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of GEHI or GEHI Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any GEHI Shares other than pursuant to the Permitted Distributions.

(c)            All issued and outstanding GEHI Shares are, and all GEHI Shares which may be issued pursuant to the exercise of GEHI Equity Awards, when issued in accordance with the terms of the GEHI Equity Awards, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, GEHI’s Governing Documents or any agreement to which GEHI is a party. All issued and outstanding GEHI Shares and GEHI Equity Awards were issued in compliance with applicable Legal Requirements.

(d)            No outstanding GEHI Shares are subject to vesting or forfeiture rights or repurchase by a GEHI Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any GEHI Group Company.

(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of GEHI were undertaken in compliance with its Governing Documents then in effect, any agreement to which GEHI then was a party and in compliance with applicable Legal Requirements.

(f)            Except as set forth in GEHI’s Governing Documents, the registration rights agreement entered into with Ascendent Rainbow (Cayman) Limited in September 2017 and the Registration Rights Agreement in connection with the Transactions, there are no registration rights, and except for the GEHI Voting Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any GEHI Group Company is a party or by which any GEHI Group Company is bound with respect to any ownership interests of the applicable GEHI Group Company.

(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any GEHI Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any GEHI Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h)            Except as disclosed on Schedule 5.3(h) of the GEHI Disclosure Letter or otherwise disclosed or reflected in the most recent balance sheet included in the GEHI Remaining Operation Unaudited Financial Statements, no GEHI Group Company has any Indebtedness, and no GEHI Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Paycheck Protection Program.

(i)            As of the Closing Date, the GEHI Ordinary Shares issued as the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any Legal Requirements, GEHI’s Governing Documents or any Contract to which GEHI is a party or by which GEHI is bound.

5.4            Authority Relative to this Agreement. Subject to the receipt of the GEHI Shareholder Approval, each GEHI Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each GEHI Party of this Agreement and the other Transaction Agreements to which it is a party, and, following the receipt of the GEHI Shareholder Approval, the consummation by each GEHI Party of the applicable Transactions (including the Merger) have been duly and validly authorized by all requisite corporate action on the part of such GEHI Party, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which each GEHI Party is a party have been duly and validly executed and delivered by such GEHI Party and, assuming the due authorization, execution and delivery hereof and thereof by the eLMTree Parties, constitute the legal and binding obligations of such GEHI Party enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.5            No Conflict; Required Filings and Consents.

(a)            Assuming receipt of the GEHI Shareholder Approval, neither the execution, delivery nor performance by any GEHI Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate such GEHI Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements applicable to such GEHI Party; or (iii) except as disclosed on Schedule 5.5(a) of the GEHI Disclosure Letter, result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or impair such GEHI Party’s or any GEHI Group Company’s rights or, in a manner adverse to any of the GEHI Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the GEHI Group Companies pursuant to, any GEHI Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole.

(b)            The execution and delivery by each GEHI Party of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any GEHI Group Company is licensed or qualified to do business; (iii) the submission and approval of Listing Application to and by NYSE, (iv) the filing of any notifications required under the HSR Act, and the expiration or early termination of the required waiting periods under the HSR Act; (v) the filing of the Joint Notice with CFIUS and the Completion of CFIUS Process; (vi) for the consents, approvals, authorizations and permits described on Schedule 5.5(b) of the GEHI Disclosure Letter; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such GEHI Party to perform its obligations under this Agreement or the other Transaction Agreements.

5.6            Compliance; Approvals. Each of the GEHI Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the GEHI Group Companies, taken as a whole. Except as disclosed on Schedule 5.6 of GEHI Disclosure Letter, no written or, to the Knowledge of GEHI, oral notice, of non-compliance with any applicable Legal Requirements has been received by any GEHI Group Company since the Reference Date. Each GEHI Group Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by each GEHI Group Company is valid, binding and in full force and effect in all material respects. None of the GEHI Group Companies: (a) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole.

5.7            GEHI SEC Reports and Financial Statements.

(a)            GEHI has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by GEHI with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, (all of the foregoing filed prior to the date of this Agreement, the “GEHI SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional GEHI SEC Reports”). With respect to all agreements, documents and other instruments that previously had been filed by GEHI with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by GEHI with the SEC, GEHI has heretofore furnished to Best Assistant true and correct copies of such amendments and modifications. As of their respective filing dates and except to the extent corrected by a subsequent GEHI SEC Report, (i) the GEHI SEC Reports did not, and the Additional GEHI SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) GEHI SEC Reports complied, and the Additional GEHI SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the GEHI SEC Reports and the Additional GEHI SEC Reports are each true and correct in all material respects.

(b)            GEHI maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act, which controls and procedures are designed to provide reasonable assurance that all material information concerning GEHI required to be disclosed by GEHI in the reports that it files or submits under the Exchange Act is made known to GEHI’s principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the date hereof, (i) there are no outstanding comments from the SEC with respect to the GEHI SEC Reports and (ii) to the Knowledge of GEHI, none of the GEHI SEC Reports filed on or prior to the date of this Agreement is subject to any ongoing SEC investigation or review. GEHI is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(c)            The financial statements and notes of GEHI contained or incorporated by reference in the GEHI SEC Reports (such financial statements contained in the GEHI SEC Reports filed with the SEC as of the date hereof, together with the GEHI Remaining Operation Unaudited Financial Statements, the “GEHI Financial Statements”) fairly present, and the financial statements and notes of GEHI to be contained in or to be incorporated by reference in the Additional GEHI SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of GEHI as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes, and were prepared and will be prepared in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes. GEHI has no off-balance sheet arrangements that are not disclosed in the GEHI SEC Reports.

(d)            GEHI has made available to Best Assistant true and complete copies of the unaudited combined balance sheets of the GEHI Remaining Operations as of December 31, 2022, and the related combined statements of income (loss) of the GEHI Remaining Operations for the financial year then ended, in each case on a pro forma basis assuming the GEHI Divestiture has occurred as of January 1, 2022 (the “GEHI Remaining Operation Unaudited Financial Statements”). The GEHI Remaining Operation Unaudited Financial Statements: (i) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved, subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes, (ii) were prepared from the books and records of the GEHI Remaining Operations, (iii) were prepared in good faith based upon reasonable assumptions made by GEHI on a basis consistent with the basis employed in such books and records for the relevant period and (iv) will not result in a material adverse deviation from the financial position of the GEHI Remaining Operations to be reflected in the audited combined balance sheets of the GEHI Remaining Operations as of December 31, 2022 and the related combined statements of income (loss) of the GEHI Remaining Operations for the financial year then ended, in each case on a pro forma basis assuming the GEHI Divestiture has occurred as of January 1, 2022 (the “GEHI Remaining Operation Audited Financial Statements”).

(e)            GEHI has designed and maintains a system of internal controls over financial reporting ( as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and is designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, (ii) that receipts and expenditures of the GEHI Group Companies are being made only in accordance with appropriate authorizations of management and directors of GEHI, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the GEHI Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. Except as disclosed in Schedule 5.7(e) of GEHI Disclosure Letter, GEHI has not identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by GEHI, (B) any fraud, whether or not material, that involves GEHI’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by GEHI, or (C) any claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter. The description set forth in Schedule 5.7(e) of GEHI Disclosure Letter regarding the Whistleblower Allegations Investigation is true and accurate without any material omission. GEHI has made full, complete and fair disclosure regarding any information material to GEHI or GEHI Subsidiaries related to (i) the Whistleblower Allegations Investigation; (ii) any other potential illegal activity arising from any investigation or review of the allegations raised by the 2020 Deloitte whistleblower; and (iii) any internal investigation or any investigation by any regulatory authorities related to (i) or (ii). There are no outstanding loans or other extensions of credit made by the GEHI Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a GEHI Group Company.

(f)            The GEHI Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the financial statements and notes thereto contained or incorporated by reference in the GEHI SEC Reports, to the extent relating to the GEHI Remaining Operations, (ii) set forth in or reserved against or otherwise reflected in the GEHI Remaining Operation Unaudited Financial Statements, (iii) arising in the ordinary course of business since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the GEHI SEC Reports, or the GEHI Remaining Operation Unaudited Financial Statements and are not material in amount, (iv) incurred in connection with the Transactions, or (v) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the GEHI Group Companies taken as a whole. Other than disclosed in Schedule 5.7(e) of the GEHI Disclosure Letter, no GEHI Group Company has any secured creditors holding a security interest.

5.8            Absence of Certain Changes or Events. Except as set forth in GEHI SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement and other Transaction Agreements or disclosed in Schedule 5.8 of GEHI Disclosure Letter, since December 31, 2022 through the date of this Agreement, (a) there has not been any GEHI Material Adverse Effect; (b) there has not been any action taken or agreed upon by the GEHI Group Companies that would be prohibited by Sections 6.2(c), 6.2(l), and 6.2(o) (and to the extent related to the foregoing clauses, Section 6.2(q)), if such action were taken on or after the date hereof without the consent of Best Assistant; and (c) each of the GEHI Group Companies has conducted its business in the ordinary course of business in all material respects.

5.9            Litigation. Except as disclosed on Schedule 5.9 of GEHI Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of GEHI , threatened Legal Proceeding in writing, or to the Knowledge of GEHI, any investigation, against any GEHI Group Company or any of its properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of GEHI, threatened audit, examination or investigation by any Governmental Entity against any GEHI Group Company or any of its properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such, and, to the Knowledge of GEHI, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of GEHI, threatened Legal Proceeding in writing, or, to the Knowledge of GEHI, investigation, by any GEHI Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any GEHI Group Company; and (e) no Order imposed or, to the Knowledge of GEHI, threatened in writing to be imposed upon any GEHI Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such.

5.10            Employee Benefit Plans.

(a)            Schedule 5.10(a) of the GEHI Disclosure Letter sets forth a true, correct and complete list of each material GEHI Employee Benefit Plan. Other than the GEHI Share Plans, none of the GEHI Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each material GEHI Employee Benefit Plan, GEHI has made available to Best Assistant true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such material GEHI Employee Benefit Plan and (v) any documents with respect to any material GEHI Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements. The GEHI Group Companies have, to the extent permitted by applicable Legal Requirements, provided Best Assistant with a copy of any employment agreement or offer letter with a current employee with annual base cash compensation in excess of $350,000.

(b)            Except as disclosed on Section 5.10(b) of the GEHI Disclosure Letter, each GEHI Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c)            None of the GEHI Employee Benefit Plans provides for, and the GEHI Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d)            With respect to any GEHI Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of GEHI, threatened in writing against any GEHI Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of GEHI, no condition exists that would, by reason of GEHI’s affiliation with any of its Affiliates, subject GEHI to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the GEHI Employee Benefit Plans have been timely made or accrued in accordance with applicable Accounting Principles in all material respects.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plans; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plans; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any GEHI Employee Benefit Plans except as provided under Section 3.2.

(g)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h)            GEHI maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

(i)            Except as disclosed on Section 5.10(i) of the GEHI Disclosure Letter, (i) there are no material pending investigations by any Governmental Entity involving such GEHI Employee Benefit Plan, and no material pending claims (except for claims for benefits payable in the normal operation of such GEHI Employee Benefit Plan), suits or proceedings against such GEHI Employee Benefit Plan or asserting any rights or claims to benefits under such GEHI Employee Benefit Plan, (ii) each such GEHI Employee Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (iii) each such GEHI Employee Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the GEHI Group Companies taken as a whole; and (iv) the consummation of the Transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such GEHI Employee Benefit Plan.

(j)            Neither GEHI nor any of the GEHI Subsidiaries have, or could reasonably be expected to have, any Liability under any United States law with respect to current or former individual service providers and employees. No GEHI Employee Benefit Plans, GEHI Share Plans or any other plans, policies or arrangements under which GEHI would have Liabilities, including joint and several liability and affiliate liability, are subject to the laws of the United States.

5.11            Labor Matters.

(a)            Except as disclosed on Section 5.11(a) of the GEHI Disclosure Letter, no GEHI Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any GEHI Group Company. No employees of the GEHI Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the GEHI Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of GEHI, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of GEHI, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any GEHI Group Company or with respect to any employees of the GEHI Group Companies or, to the Knowledge of GEHI, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of GEHI, threatened in writing against or affecting the GEHI Group Companies involving any employee or former employee of, or other individual who provided services to, any GEHI Group Company.

(c)            To the Knowledge of GEHI, as of the date hereof, no officer of any GEHI Group Company has given written notice to any GEHI Group Company of any intent to terminate his or her employment with such GEHI Group Company in connection with the consummation of the Transactions. The GEHI Group Companies are in compliance and, to the Knowledge of GEHI, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any GEHI Group Company and such individuals, in each case except as would not be material to the GEHI Group Companies taken as a whole.

(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the GEHI Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a GEHI Material Adverse Effect.

(e)            To the Knowledge of GEHI, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any GEHI Group Company has been received by any GEHI Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any GEHI Group Company.

(f)            Except as disclosed on Schedule 5.11(f) of the GEHI Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the GEHI Group Companies filed or pending or, to the Knowledge of GEHI, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any GEHI Group Company. Since the Reference Date, no GEHI Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any GEHI Group Company. Each GEHI Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including, to the extent applicable, all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and COVID-19 protocols, guidance and regulations.

(g)            There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any GEHI Group Company since the Reference Date, and the Transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act. None of the GEHI Group Companies has implemented any layoffs or furloughs due to COVID-19.

(h)            No GEHI Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the GEHI Group Companies taken as a whole. All amounts that the GEHI Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the GEHI Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the GEHI Group Companies, taken as whole.

(i)            Except as would not result in material liability to any GEHI Group Company, each Person who has provided or is providing services to any GEHI Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any GEHI Employee Benefit Plan. None of the GEHI Group Companies has any material liability or obligation under any applicable Legal Requirement or GEHI Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

(j)            All current employees of the GEHI Group Companies primarily employed in the United States, if any, are employed “at will.” No current or former individual service providers or employees have any nexus to the United States and accordingly none of the GEHI Group Companies are expected to have any Liability with respect to current or former individual service providers or employees in the United States.

5.12            Real Properties.

(a)            No GEHI Group Company currently owns any real property or has in the past three years owned any real property.

(b)            Each GEHI Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “GEHI Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any GEHI Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “GEHI Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. GEHI has made available to Best Assistant true, correct and complete copies of all Material GEHI Real Property Leases (as defined below). No GEHI Group Company is in breach of or default under any Material GEHI Real Property Lease, and, to the Knowledge of GEHI, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the GEHI Group Companies taken as a whole. The GEHI Leased Properties are suitable to allow the businesses of the GEHI Group Companies to be operated as currently conducted in all material respects. To the Knowledge of GEHI, (i) there are no pending condemnation proceedings with respect to any of the GEHI Leased Properties, and (ii) the current use of the GEHI Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No GEHI Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any GEHI Group Company under any of the GEHI Real Property Leases and, to the Knowledge of GEHI, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of GEHI, no party to any GEHI Real Property Lease has exercised any termination rights with respect thereto. Schedule 5.12(b) of the GEHI Disclosure Letter contains a true and correct list of all Material GEHI Real Property Leases. Except as disclosed in Schedule 5.12(b) of the GEHI Disclosure Letter, no Person other than the GEHI Group Companies has the right to use the GEHI Leased Properties, except as subleased by the respective GEHI Group Company to a sub-lessee.

(c)            Each GEHI Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under such tangible assets; and (iii) the Liens specifically identified on the Schedule 5.12(c) of the GEHI Disclosure Letter. The tangible assets of the GEHI Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the GEHI Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the GEHI Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

5.13            Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each GEHI Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each GEHI Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b)            Each of the GEHI Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to GEHI’s Knowledge is there any) against any GEHI Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of any GEHI Group Company by any Governmental Entity is presently in progress, nor has any GEHI Group Company been notified in writing of any (nor to GEHI’s Knowledge is there any) request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the GEHI Group Companies.

(f)            Each GEHI Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the GEHI Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the GEHI Group Companies in the ordinary course of business.

(g)            No GEHI Group Company: (i) has any liability for the Taxes of another Person (other than any GEHI Group Company or their predecessors) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all GEHI Group Companies (or their predecessors).

(h)            No GEHI Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i)            To the Knowledge of GEHI, no GEHI Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)            No GEHI Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k)            No GEHI Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the GEHI Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the GEHI Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Legal Requirements); (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements or (vi) a “domestic use election” under Section 1503(d) of the Code or a “gain recognition agreement” under Treasury Regulations Section 1.367(a)-8.

(l)            No GEHI Group Company has been or will be required to include any amount in income after the Closing by reason of Section 965(a) of the Code, or has made an election described in Section 965(h) of the Code.

(m)            No claim has been made in writing (nor to GEHI’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any GEHI Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(n)            To the Knowledge of GEHI, other than the Estimated GEHI Divestiture Tax, the completion of the GEHI Divestiture will not cause any material adverse Tax effect to GEHI or any eLMTree Group Company.

5.14            Brokers; Third Party Expenses. Except as disclosed in Schedule 5.14 of the GEHI Disclosure Letter, the GEHI Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any GEHI Group Company.

5.15            Intellectual Property; Privacy.

(a)            Schedule 5.15(a) of the GEHI Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property that is owned by or filed, patented or registered in the name of, any GEHI Group Company (collectively, the “GEHI Registered IP”) and all material proprietary Software owned by any GEHI Group Company (“GEHI Code”). (i) The GEHI Group Companies solely and exclusively own all right, title, and interest in and to all material items of Intellectual Property set forth or required to be set forth in Schedule 5.15(a) of the GEHI Disclosure Letter pursuant to the first sentence of this Section 5.15(a) free and clear of all Liens (other than Permitted Liens); and (ii) the GEHI Group Companies have valid and enforceable rights to use all material Intellectual Property that is owned, used or held for use by the GEHI Group Companies or necessary to conduct the businesses of the GEHI Group Companies as currently conducted.

(b)            In the past three (3) years, (i) the GEHI Group Companies have not infringed, diluted, misappropriated, or otherwise violated, and the current conduct of their businesses does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; (ii) to the Knowledge of GEHI, no GEHI Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (iii) no such claims have been made in writing by any of the GEHI Group Companies.

(c)            (i) None of the GEHI Owned IP is subject to any outstanding settlement or order; (ii) all GEHI Owned IP is subsisting, and to the Knowledge of GEHI, all GEHI Registered IP that is registered is valid and enforceable; and (iii) no GEHI Group Company is a party to any Legal Proceeding or received in the three (3) years prior to the date hereof, any demand or notice in writing, and to the Knowledge of GEHI, no Legal Proceeding is threatened in writing (including “cease and desist” letters and offers or requests to take a license) against any of them, in each case, (x) alleging the GEHI Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, validity or enforceability of any GEHI Owned IP.

(d)            In the past three (3) years, (i) the GEHI Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any GEHI Group Company (“GEHI Data”) and the integrity, continuous operation and security of the GEHI IT Systems; and (ii) to the Knowledge of GEHI, there have been no material breaches, outages or intrusions of any GEHI IT System, nor any loss, compromise or damage of, breach of security with respect to, or unauthorized access to any GEHI Data.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a GEHI Material Adverse Effect, the GEHI Group Companies maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses.

(f)            Except as would not, individually or in the aggregate, be material to the GEHI Group Companies, (i) none of the GEHI Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any GEHI Code, other than disclosures to employees and contractors involved in the development of products or services of the GEHI Group Companies subject to confidentiality obligations to the GEHI Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the GEHI Group Companies deliver, license or disclose the source code of any GEHI Code to any Person (other than an eLMTree Group Company). To the Knowledge of GEHI , the GEHI Code does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the GEHI Code.

(g)            Except as would not, individually or in the aggregate, be material to the GEHI Group Companies, none of the GEHI Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any GEHI Code in a manner that (i) requires the disclosure or distribution of any GEHI Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The GEHI Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the GEHI Group Companies.

(h)            To the Knowledge of GEHI, except as would not, individually or in the aggregate, be material to the GEHI Group Companies, the execution and delivery of this Agreement by the GEHI Group Companies and the consummation of the Transactions will not: (i) result in or require the grant, assignment or transfer to any other Person (other than the eLMTree Group Companies) of any license or other right or interest under, to or in any GEHI Owned IP or (ii) cause a loss or impairment of any GEHI Owned IP or Intellectual Property used by the GEHI Group Companies pursuant to an inbound license.

(i)            (i) The GEHI Group Companies are, and since the Reference Date have been, in compliance in all material respects with all GEHI Privacy Requirements and have since the Reference Date, as applicable, established and maintained policies and procedures relating to Personal Information that comply in all material respects with all applicable Privacy Laws; (ii) the GEHI IT Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to effectively perform the expected function, operation, and purposes; and (iii) since the later of such Person’s establishment date and December 31, 2020, (x) no demands or notices in writing will have been received by, and no Legal Proceedings have been made (or to the Knowledge of GEHI threatened in writing) against, any GEHI Group Company alleging a violation of any of the GEHI Privacy Requirements, and (y) none of the GEHI Group Companies has been subject to any Legal Proceedings or, to the Knowledge of GEHI, investigations with regard to violation of any of the GEHI Privacy Requirements.

(j)            (i) The GEHI Group Companies solely and exclusively own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of any GEHI Group Company, including any material GEHI Owned IP; (ii) each current and former employee, consultant, and contractor of a GEHI Group Company who has been or is involved in the creation or development of any such material Intellectual Property has assigned to a GEHI Group Company all such material Intellectual Property created or developed by such Person within the scope of such Person’s duties to that GEHI Group Company (to the extent that such right, title and interest did not or do not vest initially in any GEHI Group Company by operation of law), as applicable; and (iii) to the Knowledge of GEHI, no current or former employee, consultant, or contractor of any GEHI Group Company has been or is in breach of any such agreement relating to the assignment of such material Intellectual Property.

5.16            Agreements, Contracts and Commitments.

(a)            Schedule 5.16(a) of the GEHI Disclosure Letter sets forth a true, correct and complete list of each GEHI Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “GEHI Material Contract” of the GEHI Group Companies shall mean each of the following Contracts to which a GEHI Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any GEHI Group Company in excess of $1,000,000 per annum;

(ii)            (x) any Contract with the top 10 customers of the GEHI Remaining Operations (the “GEHI Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the GEHI Remaining Operations by amounts payables (the “GEHI Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2022;

(iii)            any Contract that purports to limit in any material respect (A) the localities in which the GEHI Group Companies’ businesses may be conducted, (B) any GEHI Group Company from engaging in any line of business or (C) any GEHI Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the GEHI Group Companies from soliciting customers or employees;

(iv)            any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the GEHI Group Companies;

(v)            any Contract for or relating to any borrowing of money by or from any of the GEHI Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the GEHI Group Companies);

(vi)            any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the GEHI Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the GEHI Group Companies;

(vii)            any obligation to register any GEHI Shares or other securities of the GEHI Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. GEHI Group Companies);

(viii)            any Contracts relating to the sale of any operating business of any GEHI Group Company or the acquisition by any GEHI Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $1,000,000 and for which any GEHI Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)            any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)            any Contract for the use by any of the GEHI Group Companies of any tangible property where the annual lease payments are greater than $1,000,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material GEHI Real Property Leases”);

(xi)            any Contract under which any of the GEHI Group Companies: (A) is granted a license, option or covenant not to sue under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option or covenant not to sue to or under any material GEHI Owned IP to any third party, other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business;

(xii)            any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the GEHI Group Companies or their businesses or that imposes material non-monetary obligations on an GEHI Group Company;

(xiii)            any Contract relating to the development of material Intellectual Property by, with or for the GEHI Group Companies (other than Contracts entered into with employees and independent contractors in the ordinary course of business);

(xiv)            any Contract filed (or which is required to be filed) as an exhibit to GEHI’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act; and

(xv)            any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b)            Each GEHI Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable GEHI Group Company party thereto and, to the Knowledge of GEHI, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable GEHI Group Company nor, to the Knowledge of GEHI, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any GEHI Material Contract, and no party to any GEHI Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all GEHI Material Contracts have been made available to Best Assistant.

5.17            Insurance. Each of the GEHI Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “GEHI Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the GEHI Insurance Policies are in full force and effect. The coverages provided by such GEHI Insurance Policies are usual and customary in amount and scope for the GEHI Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by GEHI Material Contracts. No written notice of cancellation or termination has been received by any GEHI Group Company with respect to any of the effective GEHI Insurance Policies. There is no pending material claim by any GEHI Group Company against any insurance carrier under any of the existing GEHI Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.18            Interested Party Transactions. (a) No officer or director of GEHI or any of their respective immediate family members, or to the Knowledge of GEHI, any employee, officer, director or manager of the GEHI Group Companies or any of their respective immediate family members, is indebted to the GEHI Group Companies for borrowed money, nor are any of the GEHI Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of GEHI, no officer, director, employee, manager or holder of equity or derivative securities of the GEHI Group Companies (each, an “GEHI Insider”) or any member of an GEHI Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any GEHI Material Contract with any of the GEHI Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the GEHI Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of GEHI Shares or other securities of the GEHI Group Companies or such Person’s employment or consulting arrangements with the GEHI Group Companies; or (v) conducted on an arm’s-length basis.

5.19            Information Supplied. The information relating to the GEHI Group Companies to be supplied by or on behalf of GEHI for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the GEHI shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by GEHI with respect to the information that has been or will be supplied by Best Assistant or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

5.20            Anti-Bribery; Anti-Corruption.

(a)            Since the Reference Date, none of the GEHI Group Companies or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective directors, officers, or employees has, in connection with the operation of the business of the GEHI Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate or aided and abetted the violation of any applicable anti-money laundering or Anti-Corruption Laws.

(b)            None of the GEHI Group Companies or any of the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. GEHI has established and maintains a system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and has, and has implemented, the Anti-Corruption Compliance Policy which is made publicly available by GEHI.

5.21            International Trade; Sanctions.

(a)            Since the Reference Date, the GEHI Group Companies, the GEHI Group Companies’ respective directors, officers and, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the GEHI Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of GEHI, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws.

(b)            None of the GEHI Group Companies or any of the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, the GEHI Group Companies and the GEHI Group Companies’ respective directors, officers, Affiliates or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf have, in connection with the operation of the business of the GEHI Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the GEHI Group Companies and the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the GEHI Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the GEHI Group Companies or any of their respective directors, officers, Affiliates, or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a GEHI Group Company with respect to the GEHI Group Companies’ or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions.

5.22            Customers and Suppliers. Since January 1, 2021 through the date hereof, no GEHI Group Company has received any written or, to the Knowledge of GEHI, oral notice that any GEHI Group Company is in breach of or default under any Contract with any GEHI Material Customer or GEHI Material Supplier in any material respect.

5.23            GEHI Listing. There is no action or proceeding pending or, to the Knowledge of GEHI, threatened in writing against GEHI by the NYSE or the SEC with respect to any GEHI Shares or to terminate the listing of GEHI on the NYSE. None of GEHI or any of its Affiliates has taken any action in an attempt to terminate the registration of the GEHI Shares under the Exchange Act. Except as disclosed in Schedule 5.23 of GEHI Disclosure Letter, GEHI has not received any written or oral deficiency notice from the NYSE relating to the continued listing requirements of the GEHI Shares.

5.24            GEHI Divestiture.

(a)            The GEHI Divestiture Agreement will, upon execution, constitute a legally valid and binding agreement of GEHI, enforceable in accordance with its terms thereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. All corporate and other actions required by GEHI to authorize the execution of the GEHI Divestiture Agreement and the performance of the obligations thereby have been duly taken as at or before the Closing.

(b)            The GEHI Divestiture, the execution and delivery of, and the performance by GEHI of its obligations under the GEHI Divestiture Agreement, will not, other than as clearly and expressly set out in the GEHI Divestiture Agreement: (i) result in the creation of Liens upon any share, property or asset of any GEHI Group Company; (ii) result in any Indebtedness of any GEHI Group Company becoming due or capable of being declared due and payable prior to the stated maturity date; and (iii) result in the assumption by any GEHI Group Company of any liability or Indebtedness of any other Person.

(c)            No GEHI Group Company has (i) outstanding any guarantee, indemnity or Lien to or for the benefit of, or (ii) otherwise assumed any Liability to the extent outstanding, whether actual or contingent, to or in respect of, any Divested Subsidiaries or the Divested Business.

(d)            Upon the completion of the GEHI Divestiture, the GEHI Group Companies will have valid title or right to own or use the material properties and assets that are necessary for the GEHI Group Companies to carry out the business of the GEHI Remaining Operations in a manner that is consistent with past practices in all material respects.

(e)            Upon the completion of the GEHI Divestiture, no GEHI Group Company will be incorporated, formed or otherwise organized, or have any businesses, operations, assets or properties in, the PRC.

5.25            Opinion of Financial Advisor. Somerley Capital Limited (the “Independent Financial Advisor”) rendered its oral opinion to the GEHI Special Committee and subsequently confirmed by delivery of a written opinion, dated as of the date hereof, to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in the Independent Financial Advisor’s written opinion, the subject matters covering (a) the consideration to be received by GEHI from the GEHI Divestiture, (b) the total consideration payable by GEHI for the acquisition of eLMTree, and (c) the implied enterprise value of GEHI to be adopted in the Merger after the consummation of the GEHI Divestiture, are fair to GEHI from a financial point of view. A signed, correct and complete copy of such opinion will promptly be made available to Best Assistant, for informational purposes only, following receipt thereof by GEHI.  It is agreed and understood that such opinion may not be relied on by any person or entity (including, without limitation, Best Assistant or its Affiliates) or used for any other purpose except as expressly permitted in such opinion. Such opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to the Independent Financial Advisor or any of its affiliates be made, without the prior written consent of the Independent Financial Advisor.

5.26            Disclaimer of Other Warranties. EACH GEHI PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF BEST ASSISTANT, THE ELMTREE GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY GEHI PARTY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF BEST ASSISTANT OR THE ELMTREE GROUP COMPANIES, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF BEST ASSISTANT, THE ELMTREE GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY BEST ASSISTANT OR ELMTREE IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF ELMTREE PARTIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY GEHI PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY GEHI PARTY OR ITS REPRESENTATIVES BY OR ON BEHALF OF ELMTREE IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO BEST ASSISTANT, ANY ELMTREE GROUP COMPANY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH GEHI PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH GEHI PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE ELMTREE GROUP COMPANIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH GEHI PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF ELMTREE PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.26, CLAIMS AGAINST BEST ASSISTANT, ANY ELMTREE GROUP COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article VI
CONDUCT PRIOR TO THE CLOSING

6.1            Conduct of Business by eLMTree Group Companies. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, eLMTree shall, and Best Assistant and eLMTree shall each cause each of the eLMTree Group Companies to, other than to comply with a COVID-19 Measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, except: (x) to the extent that GEHI shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the Best Assistant Redemption, the eLMTree Restructuring or the Edmodo Restructuring, each in a manner in accordance with the terms of this Agreement) or set forth in Schedule 6.1 of the Best Assistant Disclosure Letter. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement and the other Transaction Agreements (including as contemplated by the Best Assistant Redemption, the eLMTree Restructuring or the Edmodo Restructuring, each in a manner in accordance with the terms of this Agreement), set forth in Schedule 6.1 of the Best Assistant Disclosure Letter, or as required by applicable Legal Requirements (including to comply with a COVID-19 Measure), without the prior written consent of GEHI (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, eLMTree shall not, and Best Assistant and eLMTree shall each cause the eLMTree Group Companies not to, do any of the following:

(a)            except as otherwise required by any eLMTree Employee Benefit Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, eLMTree Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an eLMTree Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any eLMTree Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below $200,000 and (y) terminations for cause;

(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any eLMTree Owned IP; (ii) subject any eLMTree Owned IP to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any eLMTree Owned IP (other than eLMTree Owned IP that, in the reasonable business judgment of the eLMTree Group Companies, is not material to the eLMTree Group Companies);

(c)            except for transactions solely among the eLMTree Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any eLMTree Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any eLMTree Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(d)            amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to its equity incentive plans;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine eLMTree with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $15,000,000;

(f)            voluntarily dispose of or amend any eLMTree Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree Group Companies, individually or in the aggregate;

(g)            other than with respect to the eLMTree Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the eLMTree Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the eLMTree Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of the credit line available under the eLMTree Existing Credit Agreement, other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any eLMTree Group Companies; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the eLMTree Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the eLMTree Group Companies other than ordinary course compromises of amounts owed to the eLMTree Group Companies by their respective customers;

(i)            compromise, settle or agree to settle any Legal Proceeding involving payments by any eLMTree Group Company of $100,000 or more, or that imposes any material non-monetary obligations on an eLMTree Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

(j)            except in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable eLMTree Group Company or terminate any eLMTree Material Contract; (B) enter into any Contract that would have been an eLMTree Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any eLMTree Material Contract (other than assignments among the eLMTree Group Companies);

(k)            except as required by applicable Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l)            make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)            authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any eLMTree Group Company;

(n)            subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than eLMTree Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the eLMTree Group Companies, (iii) eLMTree Employee Benefit Plans, (iv) employment arrangements entered into in the ordinary course, and (v) pursuant to the Permitted Distributions;

(o)            engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the eLMTree Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any eLMTree Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any eLMTree Party from paying any Best Assistant Transaction Costs, in each case, prior to the Closing.

6.2            Conduct of Business by the GEHI Group Companies. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, GEHI shall, and GEHI shall cause each of the GEHI Group Companies and the GEHI Remaining Operations to, other than to comply with a COVID-19 Measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, except: (x) to the extent that Best Assistant shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the GEHI Divestiture) or as set forth in Schedule 6.2 of the GEHI Disclosure Letter. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the GEHI Divestiture) or as set forth in Schedule 6.2 of the GEHI Disclosure Letter, or as required by applicable Legal Requirements (including to comply with a COVID-19 Measure), without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, GEHI shall not, and GEHI shall cause each of the GEHI Group Companies and the GEHI Remaining Operations not to, do any of the following:

(a)            except as otherwise required by any GEHI Share Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, GEHI Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a GEHI Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any GEHI Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below $200,000 and (y) terminations for cause;

(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any GEHI Owned IP; (ii) subject any GEHI Owned IP to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any GEHI Owned IP (other than GEHI Owned IP that, in the reasonable business judgment of the GEHI Group Companies, is not material to the GEHI Group Companies);

(c)            except for transactions solely among the GEHI Group Companies, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any GEHI Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any GEHI Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(d)            amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to the GEHI Share Plans;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine GEHI with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(f)            voluntarily dispose of or amend any GEHI Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate;

(g)            other than with respect to the GEHI Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the GEHI Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the GEHI Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $800,000 other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any GEHI Group Companies; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the GEHI Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the GEHI Group Companies other than ordinary course compromises of amounts owed to the GEHI Group Companies by their respective customers;

(i)            compromise, settle or agree to settle any Legal Proceeding involving payments by any GEHI Group Company of $100,000 or more, or that imposes any material non-monetary obligations on a GEHI Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

(j)            except in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable GEHI Group Company or terminate any GEHI Material Contract; (B) enter into any Contract that would have been a GEHI Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any GEHI Material Contract (other than assignments among the GEHI Group Companies);

(k)            except as required by applicable Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l)            make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)            authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any GEHI Group Company;

(n)            subject to Section 6.2(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than GEHI Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the GEHI Group Companies, (iii) GEHI Share Plans, (iv) employment arrangements entered into in the ordinary course and (v) pursuant to the Permitted Distributions;

(o)            engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the GEHI Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any GEHI Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any GEHI Group Company from paying any GEHI Transaction Costs, in each case, prior to the Closing.

6.3            Requests for Consent.

(a)            Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that an email from a Principal Party (the “Requesting Principal Party”) to one or more Designated Persons of each of the other Principal Party (the “Receiving Principal Party”) specifically requesting consent under Section 6.1 (if the Requesting Principal Party is Best Assistant) or Section 6.2 (if the Requesting Principal Party is GEHI), as applicable, in each case with a subject line clearly identifying such email as an email intended to seek consent under the applicable Section, shall constitute a valid request by the Requesting Principal Party to the Receiving Principal Party for all purposes under this Article VI. “Designated Persons” shall mean, (i) with respect to Best Assistant, the individuals set forth on Schedule 6.3(a) of the Best Assistant Disclosure Letter or such other individuals Best Assistant designated by written notice to GEHI in writing pursuant to Section 11.1 and (ii) with respect to GEHI, the individuals set forth on Schedule 6.3(a) of the GEHI Disclosure Letter or such other individuals GEHI designated by written notice to Best Assistant writing pursuant to Section 11.1.

(b)            If, within three (3) Business Days of delivery by the Requesting Principal Party of a valid request pursuant to Section 6.3(a), the Receiving Principal Party does not respond and object, then the Requesting Principal Party shall be deemed to have obtained a valid consent from the Receiving Principal Party for all purposes under this Article VI.

Article VII
ADDITIONAL AGREEMENTS

7.1            Proxy Statement; Special Meeting; Shareholder Approvals.

(a)            Proxy Statement.

(i)            As promptly as practicable following the execution and delivery of this Agreement, GEHI shall, in accordance with this Section 7.1(a), prepare and furnish with the SEC a proxy statement of GEHI (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of GEHI Class A Shares and GEHI Class B Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of this Agreement and the Transactions contemplated under this Agreement (including the Merger); (2) the issuance of GEHI Ordinary Shares as the Merger Consideration; (3) the adoption of the GEHI A&R MAA (and the re-designation of share capital and the change of name contemplated by Section 2.1(d) above); and (4) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “GEHI Shareholder Matters”). Without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), the GEHI Shareholder Matters shall be the only matters (other than procedural matters) which GEHI shall propose to be acted on by the GEHI’s shareholders at the Special Meeting. The Proxy Statement will comply as to form and substance with the applicable Legal Requirements. GEHI shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of GEHI pursuant to Section 7.1(b), as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

(ii)            In the preparation of the Proxy Statement, GEHI will make available to Best Assistant drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide Best Assistant with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. GEHI shall not file or furnish any such documents with the SEC without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed). GEHI will advise Best Assistant promptly after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement.

(iii)            If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, GEHI, Best Assistant and eLMTree shall promptly cooperate in the preparation and filing of an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, Best Assistant discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform GEHI of such information, event or circumstance.

(iv)            GEHI shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Best Assistant agrees to use reasonable best efforts to promptly provide GEHI with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by GEHI for inclusion in the Proxy Statement. Each Principal Party shall cause the directors, officers and employees of itself or its Subsidiaries to be reasonably available to GEHI and its counsel, auditors and other advisors in connection with the drafting of the Proxy Statement.

(b)            GEHI shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with Best Assistant) for, duly call and give notice of an extraordinary general meeting of GEHI’s shareholders (the “Special Meeting”). GEHI shall convene and hold the Special Meeting for the purpose of obtaining the approval of the GEHI Shareholder Matters, which meeting shall be held not more than twenty-five (25) Business Days after the date on which GEHI mails the Proxy Statement to its shareholders. GEHI shall use reasonable best efforts to obtain the approval of the GEHI Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the GEHI Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, GEHI shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of NetDragon, GEHI shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of GEHI has determined in good faith is required by applicable Legal Requirements is disclosed to GEHI’s shareholders and for such supplement or amendment to be promptly disseminated to GEHI’s shareholders with sufficient time prior to the Special Meeting for GEHI’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient GEHI Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the GEHI Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall GEHI postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall GEHI be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than five (5) Business Days prior to the Outside Date.

(c)            Subject to the proviso in the immediately following sentence, GEHI shall include the GEHI Board Recommendation in the Proxy Statement. The board of directors of GEHI shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the GEHI Board Recommendation (a “Change in Recommendation”); provided, however, that the board of directors of GEHI may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to GEHI’s shareholders under applicable Legal Requirements. GEHI agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the GEHI Shareholder Matters shall not be affected by any Change in Recommendation, and GEHI agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.

(d)            NetDragon Shareholder Approval.

(i)            Prior to the date hereof, NetDragon has made the PN15 Application with the HKSE. NetDragon shall use its reasonable best efforts to obtain the PN15 Approval from the HKSE, subject to the HKSE Listing Rules and any requirements from the HKSE.

(ii)            NetDragon plans to submit with the HKSE a draft of the circular (as such filing is amended or supplemented pursuant to the Hong Kong Listing Rules, the “Circular”) in connection with the Transactions pursuant to the HKSE Listing Rules, for the purposes of soliciting proxies from shareholders of NetDragon to vote at the NetDragon Extraordinary General Meeting in favor of the approval and adoption of NetDragon Shareholder Matters. After the receipt of the HKSE Clearance, NetDragon shall dispatch the Circular on or around the Proxy Filing Date to its shareholders of record, as of the record date to be established by the board of directors of NetDragon.

(iii)            Prior to making the submission of the Circular with the HKSE or any amendments thereto, Best Assistant will cause NetDragon to make available to GEHI drafts of the Circular and such amendments and any other documents to be filed by NetDragon with the HKSE that specifically relate to GEHI, both preliminary and final, and any amendment or supplement to the Circular or such other document. Best Assistant will cause NetDragon to advise GEHI, promptly after it receives written notice thereof, of: (A) the time when the draft Circular has been submitted; (B) any comments from the HKSE relating to the Circular and responses thereto that specifically relate to GEHI; and (C) requests by the HKSE for additional information relating to the Circular (including any amendment or supplement thereto) that specifically relate to GEHI. NetDragon shall promptly respond to any HKSE comments on the Circular and shall use reasonable best efforts to have the Circular cleared by the HKSE as promptly as practicable subject to the HKSE Listing Rules and any other requirements from the HKSE.

(iv)            If, at any time prior to the Closing, there shall be discovered any information that should be set forth in an amendment or supplement to the Circular so that the Circular would not include untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, NetDragon and GEHI shall promptly cooperate in the preparation and filing of an amendment or supplement to the Circular describing or correcting such information such that the Circular no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, GEHI discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that GEHI has been informed by NetDragon or Best Assistant in writing as information that should be set forth in an amendment or a supplement to the Circular so that the Circular would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform Best Assistant of such information, event or circumstance.

(v)            GEHI agrees to use reasonable best efforts to promptly provide Best Assistant with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by Best Assistant for inclusion in the Circular, the PN15 Application and other submissions required by the HKSE Listing Rules to be made to the HKSE in connection with the Transactions to the extent necessary or advisable (based on written advice from outside counsel of NetDragon or Best Assistant) for obtaining and maintaining the effectiveness of the HKSE Clearance and the PN15 Approval. GEHI shall cause the directors, officers and employees of itself and its Subsidiaries to be reasonably available to Best Assistant, NetDragon and its counsel, auditors and other advisors in connection with the drafting of the Circular and other submission required by the HKSE Listing Rules to be made to the HKSE in connection with the Transactions and responding in a timely manner to comments from the HKSE thereon. In furtherance of the foregoing, each of the Principal Parties hereby consents to the inclusion of the financial statements it delivered pursuant to Section 7.15 in the Circular.

(vi)            NetDragon shall, as promptly as practicable following the receipt of the HKSE Clearance, duly call and give notice of, an extraordinary general meeting of NetDragon’s shareholders (the “NetDragon Extraordinary General Meeting”), for the purpose of obtaining the approval and adoption of the NetDragon Shareholder Matters (the “NetDragon Shareholder Approval”), which meeting shall be held not more than twenty-five (25) Business Days after the date on which NetDragon despatches the Circular to its shareholders. NetDragon shall use reasonable best efforts to obtain the approval of the NetDragon Shareholder Matters at the NetDragon Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the NetDragon Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, NetDragon shall be entitled to (and in the case of the following clauses (ii) and (iii), at the request of GEHI, NetDragon shall) postpone or adjourn the NetDragon Extraordinary General Meeting: (i) to ensure that any supplement or amendment to the Circular that the board of directors of NetDragon has determined in good faith is required by applicable Legal Requirements is disclosed to NetDragon’s shareholders; (ii) if, as of the time for which the NetDragon Extraordinary General Meeting is originally scheduled (as set forth in the Circular), there are insufficient shares of NetDragon represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the NetDragon Extraordinary General Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the NetDragon Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii), the NetDragon Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of GEHI (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall NetDragon postpone or adjourn the NetDragon Extraordinary General Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall NetDragon be permitted to postpone or adjourn the NetDragon Extraordinary General Meeting more than three times or reconvene the NetDragon Extraordinary General Meeting on a date that is later than five (5) Business Days prior to the Outside Date.

7.2            Listing Application; Listing.

(a)            GEHI shall cause the GEHI Ordinary Shares to be issued as the Merger Consideration to be approved for listing on the NYSE (through ADSs) on a tier no lower than the GEHI Class A Shares traded through ADSs on the date hereof. eLMTree shall cooperate and shall procure that its Representatives cooperate with GEHI in a timely manner as reasonably requested by GEHI in connection with the application for such listing (the “Listing Application”) to be submitted to the NYSE in accordance with applicable Legal Requirements in connection with the Transactions, including furnishing to GEHI and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Supplemental Listing Application. In furtherance of the foregoing, eLMTree hereby consents to deliver to GEHI such financial statements as may be required to be included the Listing Application.

(b)            From the date hereof through the Closing, GEHI shall ensure that GEHI remains listed as a public company on the NYSE, in compliance with any applicable NYSE rules and regulations, and that the ADSs remain listed on the NYSE.

(c)            From the date hereof through the Closing, GEHI shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements, including the timely filing of an annual report on Form 20-F for the fiscal year ending December 31, 2022.

7.3            Certain Regulatory Matters.

(a)            Each applicable Party shall, and cause its Affiliates to, (i) prepare and file, in connection with the Transactions, an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement; (ii) promptly and in good faith provide additional non-privileged information and documents, (x) requested by the U.S. Federal Trade Commission and U.S. Department of Justice or other relevant Governmental Entity in connection with such notifications and filings or (y) that are necessary, proper or advisable to permit the consummation of the Transactions, including responding to such information requested by a Governmental Entity; and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.3(a) to cause the expiration or termination of the applicable waiting periods under the HSR Act, or receipt of required approvals or clearances under all applicable Antitrust Laws as soon as practicable.

(b)            In connection with the efforts referenced in the Section 7.3(a) and this Section 7.3(b), each applicable Party shall use its reasonable best efforts to, cooperate, and cause its Affiliates to cooperate with each other (including promptly furnish to the other Parties such necessary information, documents and reasonable assistance as the other may reasonably request) in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party. In furtherance and not in limitation of the foregoing, each applicable Party shall: (i) promptly inform each Principal Party of any substantive communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance all proposed notices, submissions, filings, applications, undertakings, and information and correspondence to such Governmental Entity regarding the Transactions, except for the Parties’ Joint Notice and HSR filing, and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; (iv) promptly furnish each other with copies of all correspondence, filings (to the extent allowed under applicable Legal Requirements) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions; and (v) give the other prompt written notice of the commencement of any Legal Proceeding with respect to the Transactions and keep the other Parties reasonably informed as to the status of any such Legal Proceeding; provided, however, that materials required to be provided pursuant to this Section 7.3(b) may be redacted (A) to remove references concerning the valuation of the Party, (B) as necessary to comply with contractual arrangements existing as of the date hereto, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a Party may reasonably designate any competitively sensitive information. For the avoidance of doubt, this Section 7.3(b) does not apply to any communications between an eLMTree Group Company or NetDragon with CFIUS in connection with the Existing Mitigation Agreement to the extent unrelated to the Completion of CFIUS Process.

(c)            As promptly as practicable, each applicable Party shall use its reasonable best efforts to cooperate, provide information and otherwise assist with (i) the making of the draft Joint Notice to CFIUS within ten (10) Business Days after the date of this Agreement, and the making of the formal Joint Notice within seven (7) Business Days of the receipt of comments from CFIUS on the draft Joint Notice in the pre-notice consultation process, (ii) as promptly as reasonably practicable, responding to any request received from CFIUS for any certification, additional information, documents or other materials in respect of either of such notices or the transaction, (iii) ensuring that any information furnished by such Party to CFIUS is true, complete and correct in all material respects, (iv) except as required to protect confidential commercial, financial, or otherwise sensitive information, the sharing of copies, or portions thereof, of all such documents to the Principal Parties prior to filing and reasonable consideration of all additions, deletions or changes suggested by the Principal Parties in connection therewith, and (v) resolving any review, investigation, or other inquiry of CFIUS, or any CFIUS member agency, with respect to the Transactions, including, for avoidance of doubt, any mitigation or other agreement requested by CFIUS.

(d)            Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings contemplated under this Section 7.3 (the “Regulatory Filing Fees”), shall be borne by eLMTree; provided that, any filing fees paid by any party in connection with the Proxy Statement and the Listing Application shall be borne exclusively by GEHI.

7.4            Other Filings; Press Release.

(a)            As promptly as practicable after execution of this Agreement, GEHI will prepare and file a Current Report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Principal Parties.

(b)            Prior to the date hereof, NetDragon has prepared a draft of the announcement in connection with the Transactions pursuant to the HKSE Listing Rules, which announcement (subject to any amendments or supplements thereto) will be published on the websites of the HKSE and NetDragon pursuant to the HKSE Listing Rules.

(c)            Any press release announcing the execution of this Agreement issued by any Principal Party or its Affiliates shall be subject to the reasonable approval of the other Principal Party.

7.5            Confidentiality; Communications Plan; Access to Information.

(a)            Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. With respect to each Party, such confidentiality obligations will not apply to: (i) information which was known to such Party or its Representatives prior to their receipt of such information from the another Party hereto; (ii) information which is or becomes generally known to the public without breach by such Party of this Agreement or an existing obligation of confidentiality; (iii) information acquired by such Party or its Representative from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by GEHI (with respect to the non-public information of a GEHI Party) or Best Assistant (with respect to the non-public information of an eLMTree Party). Notwithstanding anything to the contrary, this Section 7.5(a) shall terminate and be of no further force or effect upon the Closing.

(b)            The Principal Parties shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Principal Parties (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case (other than routine disclosures to Governmental Entities in the ordinary course of business) the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and subject to the Legal Requirements, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) in the case of the eLMTree Group Companies, (x) internal announcements to employees of the eLMTree Group Companies or (y) communications to banks, customers or suppliers of the eLMTree Group Companies as Best Assistant determines to be reasonably appropriate in good faith; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that in the case of clause (iii), such announcement or other communication shall be made in accordance with the communication plan agreed upon by the Parties pursuant to the first sentence of this Section 7.5(b).

(c)            Best Assistant will afford GEHI and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the eLMTree Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the eLMTree Group Companies, as GEHI may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such eLMTree Group Companies. GEHI will afford the Best Assistant and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of GEHI during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of GEHI, as Best Assistant may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of GEHI. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

7.6         Reasonable Best Efforts.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding against this Agreement or any of the Transactions contemplated by this Agreement; (iii) the obtaining of all consents, approvals or waivers from third parties set forth on Schedule 7.6(a)(iii) of the Best Assistant Disclosure Letter; (iv) the obtaining of all consents, approvals or waivers from third parties set forth on Schedule 7.6(a)(iv) of the GEHI Disclosure Letter; (v) the defending of any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.

(b)            Notwithstanding anything herein to the contrary (including Section 7.3 and this Section 7.6), nothing in this Agreement shall be deemed to require (i) any eLMTree Party to agree to any Restrictive Condition with respect to eLMTree, and (ii) GEHI to agree to any Restrictive Condition with respect to itself, in each case, in order to satisfy the Required Approvals Condition. Without the written consents of Best Assistant, no Party shall offer, propose, negotiate, commit, agree to, take or effect any Restrictive Conditions with respect to eLMTree or the GEHI Remaining Operations in order to satisfy the Required Approvals Condition.

7.7          No GEHI Securities Transactions. Best Assistant shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, engage in any transactions involving the securities of GEHI prior to the time of the making of a public announcement regarding the Transactions, without GEHI’s consent. Best Assistant shall direct each of its officers and directors to comply with the foregoing requirement.

7.8          Disclosure of Certain Matters. Each Party hereto will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Proxy Statement; or (b) the receipt of written notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.9           No Solicitation.

(a)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, Best Assistant shall not, and shall cause its Affiliates (including NetDragon) not to, and shall direct its shareholders, employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the eLMTree Group Companies, recapitalization of any of the eLMTree Group Companies or similar transaction involving any of the eLMTree Group Companies (each, an “eLMTree Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an eLMTree Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an eLMTree Business Combination. Best Assistant shall, and shall cause its Affiliates (including NetDragon) to, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any eLMTree Business Combination.

(b)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, GEHI and the other GEHI Parties shall not, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of GEHI (other than the Parties hereto and their respective Representatives), recapitalization of GEHI or similar transaction involving GEHI (each, a “GEHI Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a GEHI Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a GEHI Business Combination. GEHI and the other GEHI Parties shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any GEHI Business Combination.

(c)            Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to an eLMTree Business Combination or a GEHI Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If any Party or its Representatives receives an inquiry, proposal, offer or submission with respect to an eLMTree Business Combination or a GEHI Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding an eLMTree Business Combination or a GEHI Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an eLMTree Business Combination or a GEHI Business Combination, as applicable.

7.10        Director and Officer Indemnification and Insurance.

(a)          eLMTree Group Companies.

(i)            GEHI agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any eLMTree Group Company (each, together with such person’s heirs, executors or administrators, an “eLMTree D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, GEHI shall cause each eLMTree Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its Governing Documents as in effect immediately prior to the Closing Date, and GEHI shall, and shall cause the eLMTree Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any eLMTree D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, eLMTree shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “eLMTree D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of an eLMTree Group Company currently covered by eLMTree’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement or as commercially practicable under market conditions at such time. The eLMTree D&O Tail shall be maintained for the six-year period following the Closing. GEHI shall, and shall cause the Surviving Sub to, maintain the eLMTree D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the eLMTree Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(a)(ii).

(iii)            The rights of each eLMTree D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any eLMTree Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of GEHI and the eLMTree Group Companies under this Section 7.10(a) shall not be terminated or modified in such a manner as to adversely affect any eLMTree D&O Indemnified Party without the consent of such eLMTree D&O Indemnified Party. The provisions of this Section 7.10(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the eLMTree D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(a).

(iv)            If GEHI or, after the Closing, any eLMTree Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of GEHI or such eLMTree Group Company, as applicable, assume the obligations set forth in this Section 7.10(a).

(b)          GEHI.

(i)            GEHI agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of GEHI (each, together with such person’s heirs, executors or administrators, a “GEHI D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, GEHI shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of GEHI’s Governing Documents as in effect immediately after the Closing Date, and GEHI shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any GEHI D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, GEHI shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “GEHI D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of GEHI currently covered by the GEHI and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing, provided that, the total cost the GEHI D&O Tail shall not exceed 350% of the annual premium paid as of the date hereof by GEHI for its existing directors’ and officers’ liability insurance policy. GEHI shall maintain the GEHI D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b)(ii).

(iii)            The rights of each GEHI D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of GEHI, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of GEHI under this Section 7.10(b) shall not be terminated or modified in such a manner as to adversely affect any GEHI D&O Indemnified Party without the consent of such GEHI D&O Indemnified Party. The provisions of this Section 7.10(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the GEHI D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(b).

(iv)            If GEHI or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of GEHI assume the obligations set forth in this Section 7.10(b).

7.11        Tax Matters.

Notwithstanding anything in this Agreement to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions contemplated under this Agreement (but excluding the other Transaction Agreements), including the eLMTree Restructuring (but excluding the Best Assistant Redemption) (collectively, “Transfer Taxes”) shall be borne and paid by GEHI, provided that, for the avoidance of doubt, GEHI shall not bear and pay/reimburse the Transfer Taxes of Best Assistant (including those in connection with the eLMTree Restructuring) in the event that the Closing does not occur. The party required by applicable Legal Requirement shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parties shall reasonably cooperate with respect thereto as necessary).

7.12        Interim Transaction Financing. Between the date of this Agreement and the Closing, each Principal Party may solicit any Interim Transaction Financing in connection with the Merger. Each Principal Party shall, and shall cause its Representatives to, reasonably cooperate with the other Principal Party in connection with the efforts to obtain any such Interim Transaction Financing. Without limiting the foregoing, if requested by a Principal Party, the other Principal Party shall, and shall cause its Representatives to, reasonably cooperate with the requesting Principal Party in connection with discussion, negotiation and entry into of the applicable definitive agreements in connection with any Interim Transaction Financing. Notwithstanding the foregoing, any definitive agreements in connection with any Interim Transaction Financing shall be approved in writing by all the Principal Parties (such approval not to be unreasonable withheld, conditioned or delayed).

7.13       ACP Bond Purchase Agreement; GEHI Divestiture Agreement; GEHI Share Purchase Agreement.

(a)            GEHI shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the ACP Bond Purchase Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. GEHI shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the ACP Bond Purchase Agreement on the terms and conditions described therein, including maintaining in effect the ACP Bond Purchase Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to GEHI in the ACP Bond Purchase Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the ACP Bond Purchase Agreement (other than conditions that by their nature are to be satisfied at the Bond Closing) have been satisfied, consummate transactions contemplated by the ACP Bond Purchase Agreement at the Closing; and (iii) enforce its rights under the ACP Bond Purchase Agreement in the event that all conditions in the ACP Bond Purchase Agreement (other than conditions that by their nature are to be satisfied at the Bond Closing) have been satisfied, to cause ACP to purchase the ACP PubCo Bonds at the Closing. Without limiting the generality of the foregoing, GEHI shall give Best Assistant, prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the ACP Bond Purchase Agreement known to GEHI; (B) of the receipt of any written notice or other written communication from any party to the ACP Bond Purchase Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the ACP Bond Purchase Agreement or any provisions of the ACP Bond Purchase Agreement; and (C) if GEHI does not expect the Bond Closing to occur in the manner contemplated by the ACP Bond Purchase Agreement.

(b)            GEHI shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the GEHI Divestiture Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. GEHI shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the GEHI Divestiture Agreement on the terms and conditions described therein, including maintaining in effect the GEHI Divestiture Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to GEHI in the GEHI Divestiture Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the GEHI Divestiture Agreement (other than conditions that by their nature are to be satisfied at the Divestiture Closing) have been satisfied, consummate transactions contemplated by the GEHI Divestiture Agreement at the Closing; and (iii) enforce its rights under the GEHI Divestiture Agreement in the event that all conditions in the GEHI Divestiture Agreement (other than conditions that by their nature are to be satisfied at the Divestiture Closing) have been satisfied, to cause the Divestiture Purchaser to consummate the GEHI Divestiture immediately before the Closing (and for the avoidance of doubt, immediately before the closing of the GEHI Secondary Sale). Without limiting the generality of the foregoing, GEHI shall give Best Assistant, prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the GEHI Divestiture Agreement known to GEHI; (B) of the receipt of any written notice or other written communication from any party to the GEHI Divestiture Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the GEHI Divestiture Agreement or any provisions of the GEHI Divestiture Agreement; and (C) if GEHI does not expect the GEHI Divestiture to occur in the manner contemplated by the GEHI Divestiture Agreement.

(c)            Best Assistant shall cause ND BVI to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the GEHI Share Purchase Agreement on the terms and conditions described therein, including maintaining in effect the GEHI Share Purchase Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to ND BVI in the GEHI Share Purchase Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the GEHI Share Purchase Agreement (other than conditions that by their nature are to be satisfied at the Secondary Sale Closing) have been satisfied, consummate transactions contemplated by the GEHI Share Purchase Agreement immediately before the Closing; and (iii) enforce its rights under the GEHI Share Purchase Agreement in the event that all conditions in the GEHI Share Purchase Agreement (other than conditions that by their nature are to be satisfied at the Secondary Sale Closing) have been satisfied, to cause the Secondary Sellers to consummate the GEHI Secondary Sale immediately before the Closing (but for the avoidance of doubt, immediately after the closing of the GEHI Divestiture). Without limiting the generality of the foregoing, Best Assistant shall give GEHI prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the GEHI Share Purchase Agreement known to Best Assistant or ND BVI; (B) of the receipt of any written notice or other written communication from any party to the GEHI Share Purchase Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the GEHI Share Purchase Agreement or any provisions of the GEHI Share Purchase Agreement; and (C) if Best Assistant or ND BVI does not expect the GEHI Secondary Sale to occur in the manner contemplated by the GEHI Share Purchase Agreement.

7.14       Board of Directors.

(a)            GEHI shall take all necessary action prior to the Effective Time such that (i) each director of GEHI in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) the GEHI Board, immediately after the Effective Time, shall consist of seven (7) directors (each, a “GEHI Director”), of which (i) three (3) directors will be designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing (each, an “eLMTree Director”), with one eLMTree Director being the chairman of the GEHI Board, and (ii) the remaining four (4) directors will be Independent Directors, to be designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing.

(b)            Each GEHI Director and eLMTree Director shall have one (1) vote.

(c)            The parties acknowledge that so long as GEHI remains a public reporting company, the GEHI Board will continue to satisfy applicable securities laws and the NYSE Listed Company Manual, including maintaining an independent audit committee. GEHI shall enter into an indemnification agreement with each member of the GEHI Board, on a form to be determined by Best Assistant in good faith, within fifteen (15) days of the appointment of the applicable members of the GEHI Board.

(d)            GEHI shall take all necessary action prior to the Effective Time such that (i) each officer of GEHI in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing be appointed the officers of GEHI as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.

7.15        Financial Statements.

(a)            From the date hereof until the Closing, Best Assistant shall use commercially reasonable efforts to promptly obtain from Deloitte (or such other auditor to the reasonable satisfaction of the other Principal Parties, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the eLMTree Operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the Transactions.

(b)            From the date hereof until the Closing, GEHI shall use commercially reasonable efforts to promptly obtain from Marcum LLP (or such other auditor to the reasonable satisfaction of the other Principal Parties, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the GEHI Remaining Operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the Transactions.

(c)            Promptly after the eLMTree Audited Financial Statements become available, Best Assistant shall provide a copy of the eLMTree Audited Financial Statements to GEHI.

(d)            Promptly after the GEHI Remaining Operation Audited Financial Statements become available, GEHI shall provide a copy of the GEHI Remaining Operation Audited Financial Statements to Best Assistant.

7.16        eLMTree Restructuring.

(a)            As soon as reasonably practicable after the date of this Agreement, Best Assistant shall (i) incorporate eLMTree in the Cayman Islands in the form of an exempted company limited by shares and as its wholly owned subsidiary, (ii) as the sole shareholder of eLMTree, approve the execution, delivery and performance of this Agreement and the consummation of the applicable Transactions contemplated hereby, and adopt this Agreement, and (iii) cause eLMTree to execute and deliver a joinder, in substantially the form attached hereto as Exhibit E (the “Joinder”) pursuant to which eLMTree will accede to the terms of this Agreement and join this Agreement as a “Party” and an “eLMTree Party”.

(b)            Best Assistant shall complete the eLMTree Restructuring in a manner that does not materially and adversely affect the value of the eLMTree Operations or otherwise is reasonably acceptable to GEHI, as soon as reasonably practicable after the date of this Agreement in compliance with applicable Legal Requirements.

(c)            Best Assistant shall keep GEHI reasonably informed of the status and progress of the eLMTree Restructuring in all material respects (including any potential material obstacles or delays).

7.17        Assured Entitlement Distribution. The Parties acknowledge that, subject to applicable Legal Requirements and requirements of the HKSE, approximately 2% of the total GEHI Ordinary Shares to be received by ND BVI in the Transactions (including under this Agreement as Merger Consideration and under the GEHI Secondary Share Purchase Agreement) will be distributed to ND BVI’s direct shareholder NetDragon, which will in turn further distribute such GEHI Ordinary Shares to certain of its shareholders as contemplated in the PN15 Application (the “Assured Entitlement Distribution”). The Parties agree to use commercially reasonable efforts to cooperate with Best Assistant and NetDragon in order to consummate such Assured Entitlement Distribution.

7.18        General Lock-Up Agreement. Prior to the Closing, Best Assistant shall use commercially reasonable efforts to procure that each of its shareholders enter into the General Lock-Up Agreement with GEHI, except for such shareholders who have delivered either the Insider Lock-Up Agreement or the General Lock-Up Agreement on the date hereof.

Article VIII
CONDITIONS TO THE TRANSACTION

8.1          Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

(a)            At the Special Meeting (including any adjournments thereof), the GEHI Shareholder Approval shall have been obtained and shall remain in full force and effect.

(b)            At the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval shall have been obtained and shall remain in full force and effect.

(c)            (i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, (ii) the Completion of CFIUS Process, and (iii) the HKSE Clearance and the PN15 Approval shall have been obtained and remain effective (the condition in this clause (c), the “Required Approvals Condition”).

(d)            No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect.

(e)            NYSE approval of the Listing Application submitted by GEHI shall have been obtained.

(f)            No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the NYSE (except for the threatened suspension as disclosed on the Form 6-K filed with the SEC on April 20, 2022, or in connection with the Holding Foreign Companies Accountable Act).

(g)            The conditions for the closing of the transactions under the ACP Bond Purchase Agreement (pursuant to the terms of the ACP Bond Purchase Agreement) (the “Bond Closing”) shall have been satisfied or waived and the Bond Closing shall have occurred concurrently with the Closing.

(h)            The conditions for the closing of the transactions under the GEHI Divestiture Agreement (pursuant to the terms of the GEHI Divestiture Agreement) (the “Divestiture Closing”) shall have been satisfied or waived, and the Divestiture Closing shall have occurred immediately prior to the Closing.

(i)            The conditions for the closing of the transactions under the GEHI Share Purchase Agreement (pursuant to the terms of the GEHI Share Purchase Agreement) (the “Secondary Sale Closing”) shall have been satisfied or waived, and the Secondary Sale Closing shall have occurred immediately prior to the Closing.

(j)            The GEHI Board shall consist of four (4) Independent Directors and three (3) eLMTree Directors immediately after the Effective Time.

8.2          Additional Conditions to Obligations of the eLMTree Parties. The obligations of each eLMTree Party to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Best Assistant:

(a)            (i) The Fundamental Representations of each GEHI Party shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “GEHI Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a GEHI Material Adverse Effect.

(b)            Each GEHI Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

(c)            No GEHI Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The Cash Requirement with respect to GEHI is satisfied on the Closing Date.

(e)            GEHI shall have delivered to eLMTree and Best Assistant a certificate, signed by a duly authorized officer of GEHI and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b), Section 8.2(c) and Section 8.2(d).

(f)            The memorandum and articles of association of GEHI shall have been amended and restated in its entirety in the form of the GEHI A&R MAA and the GEHI Class B Share Conversion shall have occurred in connection therewith.

(g)            GEHI shall have delivered the Registration Rights Agreement, duly executed by GEHI.

(h)            GEHI shall have delivered to Best Assistant a PRC law legal opinion from Commerce & Finance Law Offices and addressed to GEHI that the GEHI Divestiture complies with the Legal Requirements of PRC, in form and substance reasonably satisfactory to eLMTree and Best Assistant.

8.3         Additional Conditions to the Obligations of GEHI. The obligations of the GEHI Parties to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by GEHI:

(a)            (i) The Fundamental Representations of each eLMTree Party shall be true and correct in all respects on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), based on the assumption that the eLMTree Restructuring shall have been completed pursuant to the terms hereof; and (ii) all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “eLMTree Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), based on the assumption that the eLMTree Restructuring shall have been completed pursuant to the terms hereof, except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an eLMTree Material Adverse Effect.

(b)            Each eLMTree Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

(c)            No eLMTree Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The Cash Requirement with respect to eLMTree is satisfied on the Closing Date.

(e)            The eLMTree Restructuring shall have been completed pursuant to the terms hereof.

(f)            Best Assistant shall have delivered to GEHI a certificate, signed by a duly authorized officer of Best Assistant and dated as of the applicable Closing Date, certifying as to the matters set forth in Section 8.3(a) to Section 8.3(e).

Article IX
TERMINATION

9.1          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of the Principal Parties at any time;

(b)            by any Principal Party if the Closing shall not have occurred by the date that is six (6) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Principal Party if the action or failure to act of such Principal Party (or in the case of the GEHI, any GEHI Party, or in the case of Best Assistant, any eLMTree Party) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement;

(c)            by any Principal Party if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated under this Agreement, including the Merger, which Order or other action is final and nonappealable;

(d)            by Best Assistant, upon a breach of any covenant or agreement set forth in this Agreement on the part of any GEHI Party, or if any representation or warranty of any GEHI Party shall have become untrue, in either case, such that the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the GEHI Party is curable by the GEHI Parties prior to the Outside Date, then Best Assistant must first provide written notice of such breach to GEHI and may not terminate this Agreement under this Section 9.1(d), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Best Assistant to GEHI of such breach; and (ii) the Outside Date; provided, further, that it being understood that Best Assistant may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement and such breach has not been cured;

(e)            by GEHI, upon a breach of any covenant or agreement set forth in this Agreement on the part of any eLMTree Party or if any representation or warranty of any eLMTree Party shall have become untrue, in either case such that the conditions set forth in Sections 8.1 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the eLMTree Parties prior to the Outside Date, then GEHI must first provide written notice of such breach to Best Assistant and may not terminate this Agreement under this Section 9.1(e), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from GEHI to Best Assistant of such breach; and (ii) the Outside Date; provided, further, that it being understood that GEHI may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement and such breach has not been cured;

(f)            by any Principal Party, if, at the Special Meeting (including any adjournments thereof), the GEHI Shareholder Approval is not obtained;

(g)            by any Principal Party, if, at the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval is not obtained; or

(h)            by any Principal Party, if the ACP Bond Purchase Agreement, the GEHI Divestiture Agreement or the GEHI Share Purchase Agreement is terminated in accordance with its terms; provided, that it being understood that no Principal Party may terminate this Agreement pursuant to this Section 9.1(h) if it shall have materially breached this Agreement or if it or any of its Affiliates shall have materially breached the ACP Bond Purchase Agreement, the GEHI Divestiture Agreement or the GEHI Share Purchase Agreement, as applicable, and, in each case, such breach has not been cured.

9.2          Notice of Termination; Effect of Termination.

(a)            Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.

(b)            In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions contemplated under this Agreement shall be abandoned, except for and subject to the following: (i) Section 7.5(a) (Confidentiality; Communications Plan; Access to Information), this Section 9.2 (Notice of Termination; Effect of Termination), and Article XI (General Provisions) shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.

Article X
NO SURVIVAL

10.1        No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

Article XI
GENERAL PROVISIONS

11.1        Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to any GEHI Party, to:

Gravitas Education Holdings, Inc.

3/F, No. 28 Building, Fangguyuan Section 1,

Fangzhuang, Fengtai District

Beijing, the PRC

Attention: Xin Fang

E-mail: fangxin@geh.com.cn

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, the PRC

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

46th Floor, Tower II

Jing An Kerry Center

1539 Nanjing West Road

Shanghai 200040, the PRC

Attention: Yuting Wu, Esq.
Email: Yuting.Wu@skadden.com

if to any eLMTree Party to:

Best Assistant Education Online Limited
Units 2001-05&11, 20/F, Harbour Centre,
25 Harbour Road
Wan Chai, Hong Kong
Attention: Garwin Chan
E-mail: garwin@elm-tree.com

with a copy to:

Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu
E-mail: dshiu@cgsh.com

and

Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York NY 10006
Attention: Adam Brenneman
E-mail: abrenneman@cgsh.com

or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 11.1. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2            Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were (i) delivered to such party or its legal counsel via electronic mail or hard copy form or (ii) included in and available at the “Gem” online datasite hosted by Datasite at least one (1) Business Day prior to the date of this Agreement; provided that the documents and other materials included in and available at such online datasite shall be archived in the form of a CD and delivered to the Principal Parties promptly following the execution of this Agreement. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19 and any relevant COVID-19 Measures.

11.3            Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

11.4            Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.10, this Section 11.4 and Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

11.5            Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6            Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7        Governing Law. This Agreement and the consummation the Transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of the Merger Sub in the Surviving Sub; (iii) the cancellation of the eLMTree Ordinary Shares; (iv) the fiduciary or other duties of the GEHI Board and the sole directors of the Merger Sub; (v) the general rights of the respective shareholders of GEHI, eLMTree and Merger Sub, including the rights provided for in Section 238 of the Cayman Companies Act with respect to any Dissenting Shares; and (vi) the internal corporate affairs of GEHI, eLMTree and Merger Sub.

11.8        Consent to Jurisdiction; Waiver of Jury Trial.

(a)            Subject to the exception for matters to be governed by the laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.7, any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.

(c)            TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9        Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction. Ambiguities in an agreement or other document will not be construed against the Party drafting such agreement or document.

11.10      Expenses. Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

11.11     Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12      Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13      Extension; Waiver. At any time prior to the Closing, GEHI (on behalf of and only with respect to the GEHI Parties) or Best Assistant (on behalf of and only with respect to the eLMTree Parties) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations of another Party; (b) waive any inaccuracies in the representations and warranties made by another Party contained herein or in any document delivered by another Party pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14            No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15            Disclosure Letters and Exhibits. The Best Assistant Disclosure Letter and the GEHI Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Best Assistant Disclosure Letter or the GEHI Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of (i) the eLMTree Parties, or (ii) the GEHI Parties, as applicable, in this Agreement. Certain information set forth in the Best Assistant Disclosure Letter and the GEHI Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter is or is not material for purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

GEHI GRAVITAS EDUCATION HOLDINGS, INC.

By:	/s/ Dennis Demiao Zhu
Name: Dennis Demiao Zhu
Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MERGER SUB BRIGHT SUNLIGHT LIMITED

By:	/s/ Yanlai Shi
Name: Yanlai Shi
Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BEST ASSISTANT BEST ASSISTANT EDUCATION ONLINE LIMITED

By:	/s/ Leung Lim Kin Simon
Name: Leung Lim Kin Simon
Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

NETDRAGON NETDRAGON WEBSOFT HOLDINGS LIMITED

By:	/s/ Liu Dejian
Name: Liu Dejian
Title: Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Registration Rights Agreement

Exhibit B-1

Form of Insider Lock-Up Agreement

Exhibit B-2

Form of General Lock-Up Agreement

Exhibit B-3

Form of Existing Shareholder Lock-Up Agreement

Exhibit C

Form of Plan of Merger

Exhibit D

Form of GEHI A&R MAA

Exhibit E

Form of Joinder

Exhibit F

Net Cash Calculation